



HCB

BANCSHARES, INC.

2003 Annual Report

237 Jackson Street, SW
Post Office Box 878
Camden, AR 71711-0878
870.836.6841
FAX 870.836.0433


HCB
BANCSHARES, INC.

To our Shareholders:

As a community bank, we value our contributions to the communities and customers that we serve. Our commitment is to build long-term relationships through periods both prosperous and difficult. In light of a weakening economy, we continue our focus on operating a well-capitalized bank to benefit those that we serve.

Although the Bank's performance and earnings were not equal to our peers, we have achieved major success in changing the direction of your company during the fiscal year ended June 30, 2003.

Beginning with the sale of our Monticello Branch in July 2002 and the selection of a new management team in May 2003, your Board of Directors has given a new vision to your company. This vision includes a desire to bring excellent core banking services to the markets that we serve and reviewing all avenues to enhance shareholder value.

Executive Management and the Board of Directors have identified key areas of concern and have begun to concentrate on making necessary changes. Those areas include, but are not limited to, expense reduction for an immediate improvement in profits, improving asset quality to reduce future loan losses, and the restructure of the balance sheet in an attempt to improve the net interest margin.

From our home office in Camden to our banks in Fordyce, Sheridan, and Bryant, our staff understands the needs of our customers and has the ability to meet those needs. You can be assured that we will continue to strive to maximize shareholder value and maintain our market positions.

As HEARTLAND continues its evolution, we continue to assess everything that we do or not do by a major test of measurement: Is it in the best interest of our shareholders, customers, and staff? If it is in the best interest of all three, it is in the best interest of each one and each will benefit from it.

The Board of Directors and Executive Management thank you for your continued support and give a special thanks to the Bank staff, a group of hard working dedicated bankers that know their customers and know how to achieve results. We look forward to serving you during the next year.

Sincerely,

Charles T. Black
President and Chief Executive Officer



TABLE OF CONTENTS

HCB BANCSHARES, INC.

HCB Bancshares, Inc. ("Bancshares") was incorporated under the laws of the State of Oklahoma in December 1996 at the direction of the Board of Directors of HEARTLAND Community Bank (the "Bank") for the purpose of serving as a savings institution holding company of the Bank, upon the conversion of the Bank from mutual to stock form, which was completed on April 30, 1997 (the "Conversion"). The accompanying consolidated financial statements include the accounts of Bancshares and the Bank and are collectively referred to as the "Company". All significant intercompany balances and transactions have been eliminated in consolidation.

Prior to the Conversion, Bancshares did not engage in any material operations. Bancshares has no significant assets other than the outstanding capital stock of the Bank, a portion of the net proceeds of the Conversion and notes receivable, one of which is from the Employee Stock Ownership Plan ("ESOP"). Bancshares' principal business is the business of the Bank. At June 30, 2003, the Company had total assets of $251.0 million, deposits of $152.0 million, and stockholders' equity of $28.5 million, or 11.3% of total assets.

As of June 30, 2003, the Bank operated through five full service-banking offices located in Camden (2), Fordyce, Bryant, and Sheridan, Arkansas. During July 2002 the Bank sold its Monticello branch.

As a federally chartered savings institution, the Bank is subject to extensive regulation by the OTS. The Bank's lending activities and other investments must comply with various federal regulatory requirements, and the OTS periodically examines the Bank for compliance. The Bank's deposits are insured up to the maximum limits by the Savings Association Insurance Fund ("SAIF") administered by the Federal Deposit Insurance Corporation ("FDIC"). The FDIC also has the authority to conduct special examinations. The Bank must file reports with OTS describing its activities and financial condition and is also subject to certain reserve requirements promulgated by the Federal Reserve Board.



MARKET FOR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

Bancshares common stock began trading on the Nasdaq National Market on May 7, 1997, under the symbol "HCBB." Effective February 2, 1999, the Bancshares common stock was delisted and ceased trading on the Nasdaq National Market. Bancshares common stock began trading on the OTC Bulletin Board effective September 16, 1999 and was listed on the Nasdaq Small-Cap Market effective November 22, 1999. At June 30, 2003, there were 1,461,199 shares of the common stock outstanding. For the purpose of this disclosure, shares held in the Stock Option Trust are considered to be outstanding, however, for financial reporting purposes, such shares are reported as treasury shares. At June 30, 2003, there were 520 stockholders of record according to the Company's transfer agent listing. Following are the high and low bid prices, by fiscal quarter, as reported on the Nasdaq Small-Cap Market July 1, 2001 to June 30, 2003, as well as the dividends paid during such quarters.

	High	Low	Dividends Per Share
Fiscal 2003			
First Quarter	$ 15.59	$ 14.00	$ 0.08
Second Quarter	16.51	15.05	0.09
Third Quarter	17.25	15.93	0.09
Fourth Quarter	18.35	16.50	0.09
Fiscal 2002			
First Quarter	$ 13.00	$ 11.90	$ 0.06
Second Quarter	12.95	12.00	0.07
Third Quarter	15.00	12.61	0.07
Fourth Quarter	16.70	14.27	0.08

The stated high and low bid prices reflect inter-dealer prices, without retail mark-up, markdown or commission, and may not represent actual transactions.

The payment of dividends on common stock is subject to determination and declaration by the Board of Directors of Bancshares. The payment of future dividends will be subject to the requirements of applicable law and the determination by the Board of Directors of Bancshares that the net income, capital and financial condition of Bancshares and the Bank, thrift industry trends and general economic conditions justify the payment of dividends, and there can be no assurance that dividends will continue to be paid in the future.

Since Bancshares has no significant source of income other than dividends from the Bank, the payment of dividends by Bancshares can be dependent upon receipt of dividends from the Bank. Payment of cash dividends by the Bank is limited by certain federal regulations under which the Bank may not declare or pay a cash dividend on or repurchase any of its common stock if the effect thereof would cause its regulatory capital to be reduced below (1) the amount required for the liquidation account established in connection with the Bank's conversion to stock form or (2) the regulatory capital requirements imposed by the OTS. In certain circumstances earnings appropriated to bad debt reserves and deducted for federal income tax purposes may not be available to pay cash dividends without the payment of federal income taxes by the Bank on the amount of such earnings removed from the reserves for such purposes at the then current income tax rate.

Federal regulations impose certain additional limitations on the payment of dividends and other capital distributions (including stock repurchases and cash mergers) by the Bank. Under OTS regulations, savings institutions must submit notice to the OTS prior to making a capital distribution if (a) they would not be well capitalized after the distribution, (b) the distribution would result in the retirement of any of the institution's common or preferred stock or debt counted as its regulatory capital, or (c) the institution is a subsidiary of a holding company. A savings institution must make application to the OTS to pay a capital distribution if (x) the institution would not be adequately capitalized following the distribution, (y) the institution's total distributions for the calendar year exceeds the institution's net income for the calendar year to date plus its net income (less distributions) for the preceding two years, or (z) the distribution would otherwise violate applicable law or regulation or an agreement with or condition imposed by the OTS.



SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

	At June 30,				
	2003	2002	2001	2000	1999
Total assets	$251,024,783	$276,425,294	$287,598,650	$291,192,175	$285,396,885
Loans receivable, net	100,779,545	124,176,898	131,651,421	135,626,505	115,162,883
Allowance for loan losses	1,605,677	1,628,515	1,446,114	1,231,709	1,329,201
Cash and due from banks	3,003,656	3,492,257	3,302,540	3,211,802	3,560,884
Interest-earning savings deposits	4,203,320	14,404,572	15,107,481	236,846	1,693,330
Investment securities	129,960,346	118,198,564	120,082,177	132,543,065	147,119,689
Deposits	151,956,504	165,005,183	161,285,179	144,873,071	146,296,598
FHLB advances	69,068,534	82,263,936	91,915,694	115,609,029	104,523,419
Note payable	--	--	80,000	160,000	240,000
Stockholders' equity	28,454,987	26,736,288	31,934,334	28,240,550	32,117,560
Number of:					
Real estate loans outstanding	1,195	1,517	1,730	1,820	1,709
Deposit accounts	15,694	18,090	18,538	17,980	18,526
Offices open	5	6	6	6	6

	Year Ended June 30,				
	2003	2002	2001	2000	1999
Interest income	$ 14,416,171	$ 17,916,113	$ 20,078,400	$ 19,808,899	$ 18,274,647
Interest expense	8,229,096	10,823,701	14,079,466	13,099,656	12,093,603
Net interest income	6,187,075	7,092,412	5,998,934	6,709,243	6,181,044
Provision for loan and investment losses	533,000	359,000	296,000	--	--
Net interest income after provision for loan and investment losses	5,654,075	6,733,412	5,702,934	6,709,243	6,181,044
Noninterest income	2,386,685	1,606,460	1,378,612	1,039,622	1,018,654
Noninterest expense	6,890,845	7,113,145	6,929,118	7,304,110	6,847,715
Income before income taxes	1,149,915	1,226,727	152,428	444,755	351,983
Income tax provision (benefit)	88,750	61,027	(467,888)	(341,147)	(63,658)
Net income	$ 1,061,165	$ 1,165,700	$ 620,316	$ 785,902	$ 415,641
Earnings per share:					
Basic	$ 0.78	$ 0.71	$ 0.33	$ 0.40	$ 0.18
Diluted	0.73	0.68	0.33	0.40	0.18
Cash dividends declared	0.35	0.28	0.24	0.24	0.24



	Year Ended June 30,				
	2003	2002	2001	2000	1999
Performance Ratios:					
Return on assets (net income divided by average total assets)	0.41%	0.41%	0.21%	0.27%	0.15%
Return on average equity (net income divided by average equity)	3.75	3.82	2.02	2.76	1.14
Interest rate spread (combined weighted average interest rate earned less combined weighted average interest rate cost)	2.14	2.25	1.72	2.12	1.81
Net interest margin (net interest income divided by average interest-earning assets)	2.54	2.66	2.19	2.49	2.34
Ratio of average interest-earning assets to average interest-bearing liabilities	111.83	110.06	108.91	107.68	111.55
Ratio of noninterest expense to average total assets	2.69	2.52	2.38	2.55	2.48
Asset Quality Ratios:					
Nonperforming assets to total assets at end of period	1.50	0.92	0.48	0.33	0.21
Nonperforming loans to total loans at end of period	3.18	1.44	0.81	0.64	0.46
Allowance for loan losses to total loans at end of period	1.46	1.22	0.99	0.85	1.08
Allowance for loan losses to nonperforming loans at end of period	45.84	84.91	121.48	133.95	234.84
Provision for loan losses to total loans at end of period	0.48	0.25	0.20	--	--
Net charge-offs to average loans outstanding	0.51	0.11	0.06	0.08	0.13
Capital Ratios:					
Equity to total assets at end of period	11.34	9.67	11.10	9.70	11.25
Average equity to average assets	11.07	10.81	10.55	9.95	13.19
Dividend payout ratio[1]	44.66	40.52	76.46	64.50	142.58

[1] Dividend payout ratio is the total dividends declared divided by net income.



QUARTERLY FINANCIAL DATA

The following tables represent summarized data for each of the four quarters in the years ended June 30, 2003 and June 30, 2002.

	2003 (in thousands, except share data)			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Interest income	$ 3,383	$ 3,348	$ 3,713	$ 3,972
Interest expense	1,892	1,945	2,131	2,261
Net interest income	1,491	1,403	1,582	1,711
Provision for loan and investment losses	120	120	203	90
Net interest income after provision for loan and investment losses	1,371	1,283	1,379	1,621
Noninterest income	469	386	404	1,128
Noninterest expense	1,592	1,882	1,664	1,753
Income (loss) before income taxes	248	(213)	119	996
Income tax provision (benefit)	81	(196)	(67)	271
Net income (loss)	$ 167	$ (17)	$ 186	$ 725
Basic earnings (loss) per common share	$ 0.11	$ (0.01)	$ 0.14	$ 0.54
Diluted earnings (loss) per common share	0.10	(0.01)	0.13	0.51
Cash dividends declared per common share	0.09	0.09	0.09	0.08
Weighted average common shares outstanding				
Basic	1,387,613	1,366,342	1,356,781	1,343,943
Diluted	1,459,054	1,456,922	1,445,945	1,427,939

	2002 (in thousands, except share data)			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Interest income	$ 4,248	$ 4,458	$ 4,509	$ 4,701
Interest expense	2,430	2,559	2,796	3,039
Net interest income	1,818	1,899	1,713	1,662
Provision for loan and investment losses	140	60	99	60
Net interest income after provision for loan and investment losses	1,678	1,839	1,614	1,602
Noninterest income	401	402	429	375
Noninterest expense	1,949	1,650	1,799	1,715
Income before income taxes	130	591	244	262
Income tax provision (benefit)	(16)	110	(9)	(24)
Net income	$ 146	$ 481	$ 253	$ 286
Basic earnings per common share	$ 0.12	$ 0.28	$ 0.15	$ 0.16
Diluted earnings per common share	0.12	0.27	0.14	0.15
Cash dividends declared per common share	0.08	0.07	0.07	0.06
Weighted average common shares outstanding				
Basic	1,391,685	1,689,348	1,691,522	1,768,494
Diluted	1,489,017	1,774,003	1,762,565	1,843,429



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-Looking Statements

When used in this Annual Report, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties including changes in economic conditions in the Company's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Company's market area, and competition that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. The Company wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. The Company wishes to advise readers that the factors listed above could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements.

The Company does not undertake, and specifically disclaims any obligation, to publicly release the result of any revisions which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

Significant Accounting Policies

The Company's significant accounting policies are set forth in note 1 of the consolidated financial statements as of June 30, 2003 which was filed on Form 10-K. Of these significant accounting policies, the Company considers its policy regarding the allowance for loan losses to be its most critical accounting policy, because it requires management's most subjective and complex judgments. In addition, changes in economic conditions can have a significant impact on the allowance for loan losses and therefore the provision for loan losses and results of operations. The Company has developed appropriate policies and procedures for assessing the adequacy of the allowance for loan losses, recognizing that this process requires a number of assumptions and estimates with respect to its loan portfolio. The Company's assessments may be impacted in future periods by changes in economic conditions, the impact of regulatory examinations, and the discovery of information with respect to borrowers which is not known to management at the time of the issuance of the consolidated financial statements.

General

The Bank's principal business consists of attracting savings deposits from the general public and investing those funds in loans secured by first mortgages on existing owner-occupied single-family residences in the Bank's primary market area, commercial and multi-family real estate loans, and consumer and commercial business loans. The Bank also maintains a substantial investment portfolio of mortgage-related securities, and nontaxable municipal securities.

The Bank's net income is dependent primarily on its net interest income, which is the difference between interest income earned on its loans, mortgage-backed securities and municipal securities portfolio and interest paid on customers' deposits and other borrowings. The Bank's net income is also affected by the level of noninterest income, such as service charges on customers' deposit accounts, net gains or losses on the sale of loans and securities and other fees. In addition, net income is affected by the level of noninterest expense, which primarily consists of employee compensation expenses, occupancy expenses, and other expenses.

The financial condition and results of operations of the Bank and the thrift and banking industries as a whole are significantly affected by prevailing economic conditions, competition, and the monetary and fiscal policies of governmental agencies. Lending activities are influenced by demand for and supply of credit, competition among lenders and the level of interest rates in the Bank's market area. The Bank's deposit flows and



costs of funds are influenced by prevailing market rates of interest, primarily on competing investments, as well as account maturities and the levels of personal income and savings in the Bank's market area.

Asset/Liability Management

Net interest income, the primary component of the Bank's net income, is determined by the difference or "spread" between the yield earned on the Bank's interest-earning assets and the rates paid on its interest-bearing liabilities and the relative amounts of such assets and liabilities. Key components of a successful asset/liability strategy are the monitoring and managing of interest rate sensitivity on both the interest-earning assets and interest-bearing liabilities. It has been the Bank's historical policy to mitigate the interest rate risk inherent in the historical savings institution business of originating long-term single-family mortgage loans funded by short-term savings deposits by maintaining substantial liquidity and capital levels to withstand unfavorable movements in market interest rates, by purchasing investment securities with adjustable-rates and/or short terms to maturity and by originating relatively shorter term consumer loans. The matching of the Bank's assets and liabilities may be analyzed by examining the extent to which its assets and liabilities are interest rate sensitive and by monitoring both its interest rate sensitivity "gap" and the expected effects of interest rate changes on its net portfolio value.

For the fiscal year ending June 30, 2003, the Bank's strategy was to continue to use cash flows from investment securities and loan prepayments to reduce Federal Home Loan Bank borrowings, fund new loans, and reinvest excess cash in shorter expected life mortgage-backed securities with little extension risk if interest rates rise.

Interest Rate Sensitivity Gap. An asset or liability is interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income while a positive gap would tend to positively affect net interest income. Similarly, during a period of falling interest rates, a negative gap would tend to positively affect net interest income while a positive gap would tend to adversely affect net interest income.

At June 30, 2003, the Bank's total estimated interest-bearing liabilities maturing or repricing within one year exceeded its total estimated interest-earning assets maturing or repricing in the same period, and the Bank's cumulative one-year gap ratio totaled a negative 18.0%. In addition, the Bank's total estimated interest-earning assets maturing or repricing within five years were slightly less than its total estimated interest-bearing liabilities maturing or repricing in the same period, and the Bank's cumulative five-year gap ratio totaled a negative 0.2%. The Bank's gap measures indicate that net interest income would be exposed to increases in interest rates in the short term, but would be much less exposed to increases in interest rates over the longer term.

Market Risk

Market risk reflects the risk of economic loss resulting from adverse changes in market prices and interest rates. The risk of loss can be reflected in diminished current market values and/or reduced potential net interest income in future periods. The Company's market risk arises primarily from interest rate risk inherent in lending and deposit-taking activities. The Company does not maintain a trading account for any class of financial instrument nor does it engage in hedging activities or purchase high risk derivative instruments. Furthermore, the Company is not subject to foreign currency exchange rate risk or commodity price risk.

The OTS currently requires savings institutions to measure and evaluate interest rate risk on a quarterly basis. A savings institution's interest rate risk is measured in terms of the sensitivity of its net portfolio value (NPV) to changes in interest rates. Net portfolio value is defined, generally, as the present value of expected cash inflows from existing assets and off-balance sheet contracts less the present value of expected cash outflows from



existing liabilities and off-balance sheet contracts. The Bank presently monitors and evaluates the potential impact of interest rate changes upon the market value of the Bank's NPV on a quarterly basis. These computations estimate the effect on the Bank's NPV of sudden and sustained 100 Basis Points (BP) to 300 BP increases and a 100 BP decrease in market interest rates. The Bank's Board of Directors has adopted an interest rate risk policy which in the event of an assumed immediate and sustained 100 BP, 200 BP, or 300 BP, increase or decrease in market interest rates, the board has set as minimum post shock NPV ratio of 4.66%, 4.33%, and 4.00% respectively.

The following tables present the Bank's projected change in NPV as of June 30, 2003 and June 30, 2002, as calculated by OTS, based on information provided to the OTS by the Bank. Based on such information, from June 30, 2002 to June 30, 2003, the Bank's interest rate risk has become slightly less liability sensitive over the period.

June 30, 2003

Change in Interest Rates in BP (Rate Shock)	Net Portfolio Value Amount			NPV Ratio (1)	BP Change in NPV Ratio
					$ Change % Change
+300	$ 16,425	$ (8,104)	(33) %	6.90 %	(260)
+200	20,039	(4,489)	(18)	8.16	(133)
+100	23,210	(1,318)	(5)	9.19	(31)
+0	24,528			9.50	
-100	23,596	(932)	(4)	9.01	(49)

June 30, 2002

Change in Interest Rates in BP (Rate Shock)	Net Portfolio Value Amount			NPV Ratio (1)	BP Change in NPV Ratio
					$ Change % Change
+300	$ 16,344	$ (9,884)	(38) %	6.33 %	(298)
+200	19,671	(6,556)	(25)	7.40	(191)
+100	22,968	(3,260)	(12)	8.39	(92)
+0	26,228			9.31	
-100	28,115	1,888	7	9.73	43

[1] NPV Ratio is defined as the NPV divided by the portfolio value of assets.

At June 30, 2003, it was estimated that the Bank's NPV could decrease 5%, 18%, and 33% in the event of 100 BP, 200 BP, and 300 BP respective increases in market interest rates, and could decrease 4%, if market interest rates decreased by 100 BP. These calculations indicate that the Bank's NPV could be adversely affected by significant increases in interest rates and has decreased moderately compared to June 30, 2002.

Changes in interest rates also may affect the Bank's net interest income. In a declining rate environment, more borrowers would be expected to refinance fixed rate loans at lower rates. This would have the effect of cutting the Bank's yield on fixed rate assets at a time when its liability costs would decline more slowly. In a rising rate environment fewer borrowers would be expected to refinance while more depositors would be expected to liquidate their certificates of deposit and reinvest them in higher rate certificates of deposit. Depositors would tend to exhibit this behavior once rates had increased sufficiently to offset early withdrawal penalties. This would have the effect of maintaining the asset yield at a time when liability costs would tend to rise.

The Bank's Board of Directors is responsible for reviewing the Bank's asset and liability policies. On at least a quarterly basis, the Board reviews interest rate risk, as well as liquidity and capital ratios and requirements. The Bank's management is responsible for administering the policies and determinations of the Board of Directors with respect to the Bank's asset and liability goals and strategies. At June 30, 2003, the Bank's estimated changes in net interest income and NPV were within the targets established by the Board of Directors.



Computations of prospective effects of hypothetical interest rate changes, such as the above computations, are based on numerous assumptions, including relative levels of market interest rates, loan prepayments and deposit decay, and should not be relied upon as indicative of actual results. Further, the computations do not contemplate any actions the Bank may undertake in response to changes in interest rates.

At June 30, 2003, the Company had $69.1 million of FHLB advances, which represented 31.0 percent of total liabilities at that date. All of the Company's FHLB advances carry prepayment penalties. These advances generally are longer term and carry rates of interest that are higher than the interest rates on the Company's deposits. While the Company initially utilized FHLB advances to fund loans and purchase investment securities, thereby leveraging its equity and producing a positive interest rate spread, a significant portion of those assets have since repriced or paid off as interest rates have decreased. The Company anticipated replacing maturing investment securities with loan growth, and maturing FHLB advances with deposit growth. Excluding the Monticello branch sale, the Company has experienced some deposit growth, but the anticipated loan growth has not occurred. As of June 30, 2003, the Company's FHLB advances were costing an average rate of 5.96 percent and had an average maturity of approximately 6 years.

As a result, the higher interest rates on FHLB advances paid by the Company contribute to a lower interest rate spread than the Company might otherwise have if it were able to fund all its assets with deposits or lower rate borrowings. Moreover, interest rates on FHLB advances are fixed for longer periods of time than are the interest rates on deposits. As a result, in the event of a decrease in interest rates, the Company will be unable to reprice its FHLB advances without incurring a substantial prepayment penalty, which would result in a significant charge to income or a further reduction in the Company's interest rate spread. Conversely, in the event of increases in interest rates, the FHLB advances will not reprice and the prepayment penalty decreases eventually to zero.

Average Balances, Interest and Average Yields and Rates

The following table sets forth information regarding the Company's average interest-earning assets and interest-bearing liabilities and reflects the average yield of interest-earning assets and the average cost of interest-bearing liabilities for the periods indicated. Average balances are derived from daily balances. The table also presents information for the periods indicated with respect to the difference between the weighted average yield earned on interest-earning assets and the weighted average rate paid on interest-bearing liabilities, or "interest rate spread," which savings institutions have traditionally used as an indicator of profitability. Another indicator of an institution's net interest income is its "net yield on interest-earning assets," which is its net interest income divided by the average balance of interest-earning assets. Net interest income is affected by the interest rate spread and by the relative amounts of interest-earning assets and interest-bearing liabilities. The yield on non-taxable securities has not been adjusted to a tax equivalent basis. Yield on available for sale securities is based on market value. Loans on a nonaccrual basis are included in the computation of the average balance of loans receivable. Loan fees deferred and accreted into income are included in interest earned. Whenever interest-earning assets equal or exceed interest-bearing liabilities, any positive interest rate spread will generate net interest income.

	Year Ended June 30,								
	2003			2002			2001		
	Average Balance	Interest Earned/Paid	Average Yield/ Rate	Average Balance	Interest Earned/Paid	Average Yield/ Rate	Average Balance	Interest Earned/Paid	Average Yield/ Rate
Interest-earning assets:									
Loans receivable	$ 108,676,087	$ 8,168,887	7.52%	$ 131,434,245	$ 10,735,729	8.17%	$ 136,107,616	$ 11,622,492	8.54%
Investment and mortgage-backed securities									
Taxable	96,371,438	4,737,709	4.92	91,762,885	5,418,567	5.90	99,455,695	6,401,378	6.44
Nontaxable	25,844,269	1,268,696	4.91	26,709,166	1,344,478	5.03	29,246,420	1,529,550	5.23
FHLB stock	4,675,512	125,727	2.69	4,680,945	148,101	3.16	6,138,292	355,715	5.80
FHLB DDA	8,149,607	112,334	1.38	12,254,561	264,337	2.16	3,466,854	161,693	4.66
Other interest-earning assets	188,168	2,818	1.50	153,854	4,901	3.19	115,486	7,572	6.56
Total interest-earning assets	243,905,081	14,416,171	5.91	266,995,656	17,916,113	6.71	274,530,363	20,078,400	7.31
Noninterest-earning assets	11,984,455			15,411,663			16,144,665		
Total assets	$ 255,889,536			$ 282,407,319			$ 290,675,028		
Interest-bearing liabilities:									
NOW, MMDA, statement savings	$ 42,743,460	579,286	1.36	$ 43,566,756	792,670	1.82	$ 39,540,714	1,543,181	3.90
Time deposits	100,545,473	3,194,740	3.18	112,568,794	4,913,494	4.36	106,806,416	6,156,303	5.76
FHLB advances	74,823,968	4,455,070	5.95	86,442,890	5,116,537	5.92	105,619,861	6,372,982	6.03
Note payable	--	--	--	14,685	1,000	6.81	94,685	7,000	7.39
Total interest-bearing liabilities	218,112,901	8,229,096	3.77	242,593,125	10,823,701	4.46	252,061,676	14,079,466	5.59
Noninterest-bearing liabilities	9,455,175			9,290,121			7,948,247		
Total liabilities	227,568,076			251,883,246			260,009,923		
Equity	28,321,460			30,524,073			30,665,105		
Total liabilities and equity	$ 255,889,536			$ 282,407,319			$ 290,675,028		
Net interest income		$ 6,187,075			$ 7,092,412			$ 5,998,934	
Net interest rate spread			2.14%			2.25%			1.72%
Net yield on interest-earning assets			2.54%			2.66%			2.19%
Ratio of average interest-earning assets to average interest-bearing liabilities			111.83%			110.06%			108.91%





Rate/Volume Analysis

The following table analyzes dollar amounts of changes in interest income and expense for major components of interest-earning assets and interest-bearing liabilities. The table distinguishes between (i) changes attributable to volume (changes in volume multiplied by the prior period's rate), and (ii) changes attributable to rate (changes in rate multiplied by the current period's volume).

	Year Ended June 30,					
	2003 vs. 2002 Increase (Decrease) Due to			2002 vs. 2001 Increase (Decrease) Due to		
	Volume	Rate	Total	Volume	Rate	Total
	(In thousands)					
Interest income:						
Loans receivable	$ (1,859)	$ (708)	$ (2,567)	$ (399)	$ (488)	$ (887)
Investment and mortgage-backed securities						
Taxable	272	(953)	(681)	(495)	(487)	(982)
Nontaxable	(44)	(32)	(76)	(133)	(53)	(186)
FHLB stock	--	(22)	(22)	(84)	(124)	(208)
FHLB DDA	(89)	(63)	(152)	410	(307)	103
Other interest-earning assets	1	(3)	(2)	3	(5)	(2)
Total interest-earning assets	(1,719)	(1,781)	(3,500)	(698)	(1,464)	(2,162)
Interest expense:						
NOW, MMDA, statement savings	(15)	(198)	(213)	157	(908)	(751)
Time deposits	(525)	(1,194)	(1,719)	332	(1,575)	(1,243)
FHLB advances	(688)	26	(662)	(1,157)	(98)	(1,255)
Note payable	(1)	--	(1)	(6)	--	(6)
Total interest-bearing liabilities	(1,229)	(1,366)	(2,595)	(674)	(2,581)	(3,255)
Change in net interest income	$ (490)	$ (415)	$ (905)	$ (24)	$ 1,117	$ 1,093

Comparison of Financial Condition at June 30, 2003 and 2002

The Company had consolidated total assets of $251.0 million and $276.4 million at June 30, 2003, and 2002, respectively. During the twelve-month period ended June 30, 2003 the Company experienced a decrease in its net consolidated loan portfolio from $124.2 million at June 30, 2002, to $100.8 million at June 30, 2003. A majority of the decrease in loans was due to increased competition in a low rate environment during the period. Specifically, mortgage loans on one-to-four family residences and commercial real estate decreased due to a very competitive interest rate environment. During this same period, investments and mortgage-backed securities and other short-term interest-earning assets increased slightly from $132.6 million at June 30, 2002 to $134.2 million at June 30, 2003.

On July 19, 2002, the Bank sold its Monticello branch to Simmons First Bank of South Arkansas. The sale included approximately $8.3 million in loans, $1.5 million in fixed assets, $0.2 million in other assets, and $13.2 million in deposits. The Bank recognized a premium on the deposits of approximately $0.9 million and the difference was paid in cash to the buyer.



Deposits decreased from $165.0 million at June 30, 2002, to $152.0 million at June 30, 2003. The outstanding balances of FHLB borrowings were $82.3 million and $69.1 million at June 30, 2002 and June 30, 2003, respectively. The decrease in FHLB borrowings was primarily due to high loan prepayments combined with investment securities prepayments and the Bank's desire to retire these borrowings as they mature.

Stockholders' equity amounted to $28.5 million at June 30, 2003, and $26.7 million at June 30, 2002. The increases in equity were primarily due to an increase in the unrealized gain on investment securities available for sale and the Company's net income earned for the fiscal year ended June 30, 2003. During the year ended June 30, 2003, the Company purchased 42,237 shares of its common stock at a cost of approximately $700,000, or $16.59 per share. In addition 75,163 stock option shares were exercised at an average price of $9.14. At June 30, 2003, the Bank's regulatory capital exceeded all applicable regulatory capital requirements and meets the definition of "well" capitalized under the Prompt Corrective Action provisions.

Comparison of Results of Operations for the Years Ended June 30, 2003 and 2002

Net Income. Net income for the year ended June 30, 2003, was approximately $1,061,000 compared to net income of $1,166,000 for the year ended June 30, 2002. The changes resulted primarily from an increase in noninterest income of $780,000, a decrease in noninterest expense of $222,000, offset by a decrease in net interest income of $905,000, an increase in the provision for loan and investment loss of $174,000, and an increase in income tax of $28,000.

Interest Income. Interest income for the year ended June 30, 2003, was $14.4 million, or $3.5 million less than interest income for the year ended June 30, 2002. The total average interest-earning assets decreased $23.1 million, while the yield decreased from 6.71% to 5.91%, primarily due to rate and volume decreases on loans and rate decreases on investment securities.

The average balance of loans receivable decreased $22.8 million, total loan interest income decreased $2.6 million, and the average yield on loans decreased 65 basis points. As noted above, these decreases are the result of sustained lower interest rates combined with increased competition in both the one-to-four family residential lending area and the commercial real estate lending area. The average balance of investments and mortgage-backed securities receivable increased $3.7 million, but interest income decreased $757,000, and the average yield decreased 79 basis points. The average balance of other interest-earning assets (primarily FHLB DDA's and FHLB stock) decreased $4.1 million, interest income decreased $176,000, and the average yield decreased 59 basis points.

Interest Expense. Total average interest-bearing liabilities decreased $24.5 million, while the interest rate on such liabilities decreased from 4.46% to 3.77%. The average balance of interest-bearing deposits decreased $12.8 million, deposit interest expense decreased $1.9 million, and the average cost decreased 102 basis points. The average balance of FHLB advances decreased $11.6 million, FHLB interest expense decreased $662,000, and the average cost increased 3 basis points.

Net Interest Income. Net interest income for the year ended June 30, 2003, was $6.2 million, or $905,000 less than net interest income for the year ended June 30, 2002. As noted above, the decrease in net interest income from June 30, 2002 to 2003 was the result of decreases in both net volumes and net rates. During the year ended June 30, 2003, the Federal Reserve dropped both their target fed funds rate and discount rate twice totaling 75 basis points, and the prime interest rate decreased 75 basis points from 4.75% on June 30, 2002 to 4.00% on June 30, 2003. Since both long and short-term interest rates have been very low over the past two years, most of the Bank's deposit liabilities have repriced. Over time, if both long and short term interest rates remain low, the Bank's interest earning assets will continue to reprice at lower rates, thus lowering the Bank's net interest income.

Provision for Loan and Investment Losses. During the year ended June 30, 2003, the Bank's management continued its review of the appropriateness of the amount of the allowance for loan and investment losses. Based on these reviews, management made a $533,000 provision for loan losses for the year ended June 30, 2003. The allowance for loan losses of $1.6 million at June 30, 2003, represented 1.46% of gross outstanding loans which compares to 1.22% as of June 30, 2002. The provision was made in consideration of reviews of individual loans



and the fact that nonperforming loans as of June 30, 2003 as a percent of total loans increased to 3.18% from 1.44% as of June 30, 2002. In addition, total classified assets as a percent of the Bank's tangible capital plus allowance for loan loss was 39.8% as of June 30, 2003, which compares to 31.0% as of June 30, 2002. As of June 30, 2003, the Bank had $9.8 million in assets classified substandard or doubtful as compared to $7.1 million as of June 30, 2002.

Management evaluates the carrying value of the loan portfolio periodically and provisions are made, if necessary. While management uses the best information available to make evaluations, future provisions to the allowance may be necessary if conditions differ substantially from the assumptions used in making the evaluations. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the Bank to recognize changes to the allowance based upon their judgments and the information available to them at the time of their examination.

There were no significant changes in loan terms during the year, nor were there significant changes in the estimation methodologies employed or assumptions utilized. Nonperforming loan and loss trends did not indicate a need to substantially modify loss experience factors during the year.

Noninterest Income. Noninterest income is typically comprised primarily of gains on the sales of loans and service charges on deposit accounts. Noninterest income for the year ended June 30, 2003, was approximately $2,387,000 compared to $1,606,000 for the year ended June 30, 2002. This increase of $781,000 is the result of the $743,000 gain on sale of the Monticello branch, an increase in the net gain on sales of loans, offset by lower service charges on deposit accounts due to the sale of the Monticello branch. It should be noted, that the increase in the net gain on sales of loans was primarily due to sustained low mortgage interest rates, and if these rates were to rise substantially, this income would be expected to drop substantially.

Noninterest Expense. The major components of noninterest expense are salaries and employee benefits paid to or on behalf of the Company's employees and directors, professional fees paid to consultants, attorneys, and accountants, occupancy expense for ownership and maintenance of the Company's buildings, furniture, and equipment, and data processing expenses. Total noninterest expense for the year ended June 30, 2003, was $6.9 million compared to $7.1 million for the year ended June 30, 2002. Significant components of the decrease in noninterest expense were a $149,000 decrease in salaries and employee benefits, a $198,000 decrease in net occupancy expense, a $32,000 decrease in professional fees, a $75,000 decrease in amortization of goodwill, offset by a $23,000 increase in data processing expense, and a $213,000 increase in other expenses.

The sale of the Monticello branch certainly contributed to the decrease in salaries and employee benefits, net occupancy expense, and the amortization of goodwill. However, during the quarter ended March 31, 2003, the Company stepped up its efforts to reduce noninterest expenses. All outside consultant contracts were reviewed and those that were not considered critical to the Company were cancelled for an estimated future annualized cost savings of $250,000. From June 30, 2002 to June 30, 2003, the Company reduced its full time equivalent employee number from 93 to 79 primarily through attrition (this number does not include the employees of the Monticello branch sold in July 2002) for an estimated future annualized cost savings of $300,000.

In addition, the increase in other expenses includes a $407,000 write down of land held for investment in Camden, Arkansas which previously was to be the site of a new home office facility. These two parcels were purchased in 1996 and 1999 and significant costs were necessary to make the land suitable to build upon. The Board of Directors decided that in the near future it would not be in the best interests of the Company to expend the resources necessary to build a new home office facility. Since the land will not be utilized in the near future, appraisals were obtained in March 2003, and the land was written down to fair market value during that quarter. While the Company does not intend to build on this land in the near future, it currently does plan to utilize this land at some undetermined future date.

Income Taxes. The effective income tax rates for the Company for the fiscal years ended June 30, 2003 and 2002 were 7.7% and 5.0%, respectively. The variance in the effective rate from the expected statutory rate is due primarily to tax exempt interest.



The Company had a deferred tax asset totaling approximately $2.0 million as of June 30, 2003, and $1.7 million as of June 30, 2002. The recoverability of this asset is entirely contingent upon the production of taxable income for income tax reporting purposes. Management anticipates that the Company will produce such income in the near future based on management's current forecasts of earnings and if necessary, management's tax and interest-rate risk planning strategy of selling available for sale tax exempt securities and reinvesting the proceeds into taxable income producing securities. The strategy does not anticipate significant taxable gains on the sale of the tax-exempt securities, but rather a shift of nontaxable interest income to taxable interest income. See Note 10 to the Consolidated Financial Statements.

Comparison of Financial Condition at June 30, 2002 and 2001

The Company had consolidated total assets of $276.4 million and $287.6 million at June 30, 2002, and 2001, respectively. During the twelve-month period ended June 30, 2002, the Company experienced a decrease in its net consolidated loan portfolio from $131.7 million at June 30, 2001, to $124.2 million at June 30, 2002. During this same period, investments and mortgage-backed securities and other short-term interest-earning assets decreased slightly from $135.2 million at June 30, 2001, to $132.6 million at June 30, 2002.

Deposits increased from $161.3 million at June 30, 2001, to $165.0 million at June 30, 2002. The outstanding balances of FHLB borrowings were $91.9 million and $82.3 million at June 30, 2001 and June 30, 2002, respectively. The decrease in FHLB borrowings was primarily due to slower loan demand combined with increases in deposits and investment securities paydowns.

Stockholders' equity amounted to $26.7 million at June 30, 2002, and $31.9 million at June 30, 2001. The decreases in equity were primarily due to the to the purchase of treasury stock, offset by a reduction of the unrealized loss on investment securities available for sale and the Company's net income earned for the fiscal year ended June 30, 2002. During the year ended June 30, 2002, the Company purchased 510,389 shares (net of options exercised) of its common stock at a cost of approximately $7.6 million, or $14.82 per share. At June 30, 2002, the Bank's regulatory capital exceeded all applicable regulatory capital requirements and meets the definition of "well" capitalized under the Prompt Corrective Action provisions.

Comparison of Results of Operations for the Years Ended June 30, 2002 and 2001

Net Income. Net income for the year ended June 30, 2002, was approximately $1,166,000 compared to net income of $620,000 for the year ended June 30, 2001. The changes resulted primarily from an increase in net interest income of $1,093,000, an increase in noninterest income of $228,000, offset by an increase in the provision for loan and investment loss of $63,000, a decrease in the income tax benefit of $529,000, and a increase in noninterest expense of $184,000.

Interest Income. Interest income for the year ended June 30, 2002, was $17.9 million, or $2.2 million less than interest income for the year ended June 30, 2001. The total average interest-earning assets decreased $7.5 million, while the yield decreased from 7.31% to 6.71%, due to rate and volume decreases on loans and investment securities.

The average balance of loans receivable decreased $4.7 million, total loan interest income decreased $0.9 million, and the average yield on loans decreased 37 basis points. The average balance of investments and mortgage-backed securities receivable decreased $10.2 million, interest income decreased $1.2 million, and the average yield decreased 45 basis points. The average balance of other interest-earning assets (primarily FHLB DDA's and FHLB stock) increased $7.4 million, interest income decreased $108,000, and the average yield decreased 296 basis points.

Interest Expense. Total average interest-bearing liabilities decreased $9.5 million, while the interest rate on such liabilities decreased from 5.59% to 4.46%. The average balance of interest-bearing deposits increased $9.8 million, deposit interest expense decreased $2.0 million, and the average cost decreased 161 basis points. The



average balance of FHLB advances decreased $19.2 million, FHLB interest expense decreased $1.3 million, and the average cost decreased 11 basis points.

Net Interest Income. Net interest income for the year ended June 30, 2002, was $7.1 million, or $1.1 million more than net interest income for the year ended June 30, 2001. The increase in net interest income from June 30, 2001, to 2002 was the result of an increase in our interest rate spread of 53 basis points. During the year ended June 30, 2002, the Federal Reserve dropped interest rates 5 times totaling 200 basis points, and the prime interest rate decreased 225 basis points from 7.00% on June 30, 2001 to 4.75% on June 30, 2002. These interest rate decreases caused a greater reduction in the average rates we paid on deposits and borrowed money than the average yield which we earned on loans, investments, and interest-bearing deposits. This trend reflects the liability sensitive nature of the Company which would, keeping all other things equal, typically show improved net interest income in a decreasing interest rate environment.

Provision for Loan and Investment Losses. During the year ended June 30, 2002, the Bank's management continued its review of the appropriateness of the amount of the allowance for loan and investment losses. Based on these reviews, management made a $330,000 provision for loan losses and a $29,000 provision for investment losses for the year ended June 30, 2002. The allowance for loan losses of $1.6 million at June 30, 2002, represented 1.22% of gross outstanding loans which compares to 0.99% as of June 30, 2001. The provision was made in consideration of reviews of individual loans and the fact that nonperforming loans as of June 30, 2002, as a percent of total loans increased to 1.44% from 0.81% as of June 30, 2001. In addition, total classified assets as a percent of the Bank's tangible capital plus allowance for loan loss was 31.0% as of June 30, 2002, which compares to 8.1% as of June 30, 2001. Part of this increase is due to an increase in classified assets and part is due to the Bank paying Bancshares $9.0 million in dividends, thus reducing capital at the Bank. As of June 30, 2002, the Bank had $7.1 million in assets classified substandard or doubtful as compared to $2.5 million as of June 30, 2001.

Management evaluates the carrying value of the loan portfolio periodically and provisions are made, if necessary. While management uses the best information available to make evaluations, future provisions to the allowance may be necessary if conditions differ substantially from the assumptions used in making the evaluations. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the Bank to recognize changes to the allowance based upon their judgments and the information available to them at the time of their examination.

There were no significant changes in loan terms during the year, nor were there significant changes in the estimation methodologies employed or assumptions utilized. Nonperforming loan and loss trends did not indicate a need to substantially modify loss experience factors during the year.

Noninterest Income. Noninterest income is comprised primarily of gains on the sales of loans and service charges on deposit accounts. Noninterest income for the year ended June 30, 2002, was approximately $1,606,000 compared to approximately $1,378,000 for the year ended June 30, 2001. This increase of approximately $228,000 is the result of loan fee income, growth of the Bank's checking and savings accounts resulting in increased service charges, and increases in the deposit account fee structure.

Noninterest Expense. The major components of noninterest expense are salaries and employee benefits paid to or on behalf of the Company's employees and directors, professional fees paid to consultants, attorneys, and accountants, occupancy expense for ownership and maintenance of the Company's buildings, furniture, and equipment, and data processing expenses. Total noninterest expense for the year ended June 30, 2002, was $7.1 million compared to $6.9 million for the year ended June 30, 2001. Significant components of the increase in noninterest expense are an $86,000 increase in salaries and employee benefits, a $52,000 increase in net occupancy expense, a $56,000 increase in data processing expense, a $146,000 increase in other expenses, offset with a $136,000 decrease in professional fees as a result of improved internal and accounting controls.



Income Taxes. The effective income tax rates for the Company for the fiscal years ended June 30, 2002 and 2001 were 5.0% and (307.0)%, respectively. The variance in the effective rate from the expected statutory rate is due primarily to tax exempt interest.

The negative rate for fiscal year ended June 30, 2001, is a net tax benefit and increases net income. The net tax benefit is primarily due to tax exempt income. The corresponding deferred tax asset totals approximately $1.7 million as of June 30, 2002, and $1.5 million as of June 30, 2001. The recoverability of this asset is entirely contingent upon the production of taxable income for income tax reporting purposes. Management anticipates that the Company will produce such income in the near future based on management's current forecasts of earnings and management's tax and interest-rate risk planning strategy of selling available for sale tax exempt securities and reinvesting the proceeds into taxable income producing securities. The strategy does not anticipate significant taxable gains on the sale of the tax-exempt securities, but rather a shift of nontaxable interest income to taxable interest income. See Note 10 to the Consolidated Financial Statements.

Sources of Capital and Liquidity

The Company has no business other than that of the Bank. Bancshares' primary sources of liquidity are cash, dividends paid by the Bank and earnings on investments and loans. In addition, the Bank is subject to regulatory limitations with respect to the payment of dividends to Bancshares.

The Bank has historically maintained substantial levels of capital. The assessment of capital adequacy is dependent on several factors including asset quality, earnings trends, liquidity and economic conditions. Maintenance of adequate capital levels is integral to provide stability to the Bank. The Bank seeks to maintain substantial levels of regulatory capital to give it maximum flexibility in the changing regulatory environment and to respond to changes in the market and economic conditions.

The Bank's primary sources of funds are customer deposits, proceeds from principal and interest payments on loans and mortgage-backed securities, interest payments and maturities of investment securities, and earnings. While scheduled principal repayments on loans and mortgage-backed securities and interest payments on investment securities are a relatively predictable source of funds, deposit flows and loan and mortgage-backed prepayments are greatly influenced by general interest rates, economic conditions, competition and other factors. The Bank does not solicit customer deposits outside of its market area through brokers or other financial institutions.

At June 30, 2003, the Bank had designated securities with a fair value of approximately $130.0 million as available for sale. In addition to internal sources of funding, the Bank as a member of the FHLB has substantial borrowing authority with the FHLB. The Bank's use of a particular source of funds is based on need, comparative total costs and availability.

At June 30, 2003, the Bank had outstanding approximately $5.9 million in commitments to originate loans (including unfunded portions of construction loans) and $2.1 million in unused lines of credit. At the same date, the total amount of certificates of deposit which were scheduled to mature in one year or less was $76.4 million. Management anticipates that the Bank will have adequate resources to meet its current commitments through internal funding sources described above. Historically, the Bank has been able to retain a significant amount of its savings deposits as they mature.

Management is not aware of any current recommendations by its regulatory authorities, legislation, competition, trends in interest rate sensitivity, new accounting guidance or other material events and uncertainties that would have a material effect on the Bank's ability to meet its liquidity demands.



5000 Rogers Avenue, Suite 700
Fort Smith, AR 72903-2079
501 452-1040 Fax 501 452-5542

400 W. Capitol Avenue, Suite 2500
P.O. Box 3667
Little Rock, AR 72203-3667
501 372-1040 Fax 501 372-1250

200 E. 11th Avenue
P.O. Box 8306
Pine Bluff, AR 71611-8306
870 534-9172 Fax 870 534-2146

bkd.com

Independent Accountants' Report

The Board of Directors and Stockholders
HCB Bancshares, Inc.
Camden, Arkansas

We have audited the accompanying consolidated statements of financial condition of HCB Bancshares, Inc. as of June 30, 2003 and 2002, and the related consolidated statements of income and comprehensive income, stockholders' equity, and cash flows for each of the two years in the period ended June 30, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of HCB Bancshares, Inc. as of June 30, 2003 and 2002, and the results of its operations and its cash flows for each of the two years in the period ended June 30, 2003 in conformity with accounting principles generally accepted in the United States of America.

BKD, LLP

Little Rock, Arkansas
July 31, 2003

Deloitte & Touche LLP
Suite 1800
111 Center Street
Little Rock, Arkansas 72201

Tel: (501) 370-3600
Fax: (501) 374-4809
Fax: (501) 375-7817
www.deloitte.com

Deloitte & Touche

To the Board of Directors of
HCB Bancshares, Inc.
Camden, Arkansas

We have audited the accompanying consolidated statements of income and comprehensive income, shareholders' equity, and cash flows of HCB Bancshares, Inc. and its subsidiary (the "Company") for the year ended June 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of HCB Bancshares, Inc. and its subsidiary for the year ended June 30, 2001 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

September 21, 2001



HCB BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
JUNE 30, 2003 AND 2002

ASSETS	2003	2002
Cash and due from banks	$ 3,003,656	$ 3,492,257
Interest-bearing deposits with banks	4,203,320	14,404,572
Cash and cash equivalents	7,206,976	17,896,829
Investment securities:		
Available for sale, at fair value (amortized cost at June 30, 2003 and 2002, of $126,360,791 and $115,796,195, respectively)	129,960,346	118,198,564
Loans receivable, net of allowance at June 30, 2003 and 2002, of $1,605,677 and $1,628,515, respectively	100,779,545	124,176,898
Accrued interest receivable	1,456,372	1,721,612
Federal Home Loan Bank stock	4,704,100	4,709,900
Premises and equipment, net	5,113,645	7,112,211
Goodwill, net	--	131,250
Real estate held for sale	246,160	910,587
Other assets	1,557,639	1,567,443
TOTAL	$ 251,024,783	$ 276,425,294
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES:		
Deposits	$ 151,956,504	$ 165,005,183
Federal Home Loan Bank advances	69,068,534	82,263,936
Advance payments by borrowers for taxes and insurance	83,879	110,446
Accrued interest payable	563,620	740,008
Other liabilities	897,259	1,569,433
Total liabilities	222,569,796	249,689,006
COMMITMENTS AND CONTINGENCIES (Notes 12 and 14)		
STOCKHOLDERS' EQUITY:		
Common stock, $.01 par value, 10,000,000 shares authorized, 2,645,000 shares issued, 1,457,982 and 1,425,056 shares outstanding at June 30, 2003 and 2002, respectively	26,450	26,450
Additional paid-in capital	25,781,908	25,832,641
Unearned ESOP shares	(634,800)	(846,400)
Unearned MRP shares	(82,625)	(116,169)
Accumulated other comprehensive income	2,221,285	1,441,942
Retained earnings	15,537,315	14,950,088
	42,849,533	41,288,552
Treasury stock, at cost, 1,187,018 and 1,219,944 shares at June 30, 2003 and 2002, respectively	(14,394,546)	(14,552,264)
Total stockholders' equity	28,454,987	26,736,288
TOTAL	$ 251,024,783	$ 276,425,294

See notes to consolidated financial statements.



HCB BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME YEARS ENDED JUNE 30, 2003, 2002 AND 2001

	2003	2002	2001
INTEREST INCOME:			
Interest and fees on loans	$ 8,168,887	$ 10,735,729	$ 11,622,492
Investment securities:			
Taxable	4,737,709	5,418,567	6,401,378
Nontaxable	1,268,696	1,344,478	1,529,550
Other	240,879	417,339	524,980
Total interest income	14,416,171	17,916,113	20,078,400
INTEREST EXPENSE:			
Deposits	3,774,026	5,706,164	7,699,484
Federal Home Loan Bank advances	4,455,070	5,116,537	6,372,982
Note payable	--	1,000	7,000
Total interest expense	8,229,096	10,823,701	14,079,466
NET INTEREST INCOME	6,187,075	7,092,412	5,998,934
PROVISION FOR LOAN AND INVESTMENT LOSSES	533,000	359,000	296,000
NET INTEREST INCOME AFTER PROVISION FOR LOAN AND INVESTMENT LOSSES	5,654,075	6,733,412	5,702,934
NONINTEREST INCOME:			
Service charges on deposit accounts	886,951	984,089	765,532
Gain on sales of investment securities available for sale	--	1,518	--
Gain on sales of loans available for sale, net	584,768	381,733	223,906
Gain on sale of branch	742,942	--	--
Other	172,024	239,120	389,174
Total noninterest income	2,386,685	1,606,460	1,378,612
NONINTEREST EXPENSE:			
Salaries and employee benefits	3,812,522	3,961,413	3,875,094
Net occupancy expense	887,119	1,085,602	1,033,684
Federal insurance premiums	25,953	29,439	50,330
Data processing	390,896	368,176	312,551
Professional fees	457,446	489,360	624,622
Amortization of goodwill	--	75,000	75,000
Other	1,316,909	1,104,155	957,837
Total noninterest expenses	6,890,845	7,113,145	6,929,118
INCOME BEFORE INCOME TAXES	1,149,915	1,226,727	152,428
INCOME TAX PROVISION (BENEFIT)	88,750	61,027	(467,888)
NET INCOME	$ 1,061,165	$ 1,165,700	$ 620,316

(Continued)



HCB BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
YEARS ENDED JUNE 30, 2003, 2002 AND 2001

	2003	2002	2001
OTHER COMPREHENSIVE INCOME, NET OF TAX			
Unrealized holding gain on securities arising during period	$ 779,343	$ 1,503,060	$ 4,342,068
Reclassification adjustment for gains included in net income	--	(1,518)	--
Other comprehensive income	779,343	1,501,542	4,342,068
COMPREHENSIVE INCOME	$ 1,840,508	$ 2,667,242	$ 4,962,384
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING			
BASIC	1,363,626	1,635,669	1,866,387
DILUTED	1,448,146	1,719,903	1,866,387
EARNINGS PER SHARE:			
Basic	$ 0.78	$ 0.71	$ 0.33
Diluted	$ 0.73	$ 0.68	$ 0.33
DIVIDENDS PER SHARE	$ 0.35	$ 0.28	$ 0.24

(Concluded)

See notes to consolidated financial statements.

HCB BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED JUNE 30, 2003, 2002 AND 2001



	Issued Common Stock Shares	Issued Common Stock Amount	Additional Paid-In Capital	Unearned ESOP Shares	Unearned MRP Shares	Accumulated Other Comprehensive Income	Retained Earnings	Treasury Stock Shares	Treasury Stock Amount	Total Stockholders' Equity
BALANCE JULY 1, 2000	2,645,000	$ 26,450	$ 25,945,850	$ (1,269,600)	$ (220,104)	$ (4,401,668)	$ 14,110,667	598,420	$ (5,951,045)	$ 28,240,550
Net income							620,316			620,316
Common stock committed to be released for ESOP			(31,718)	211,600						179,882
MRP shares earned					64,503					64,503
Net change in unrealized loss on securities available for sale, net of tax						4,342,068				4,342,068
Treasury stock purchased								111,135	(1,038,686)	(1,038,686)
Dividends paid							(474,299)			(474,299)
BALANCE JUNE 30, 2001	2,645,000	26,450	25,914,132	(1,058,000)	(155,601)	(59,600)	14,256,684	709,555	(6,989,731)	31,934,334
Net income							1,165,700			1,165,700
Common stock committed to be released for ESOP			77,065	211,600						288,665
MRP shares earned					39,432					39,432
Net change in unrealized gain (loss) on securities available for sale, net of tax						1,501,542				1,501,542
Stock options exercised			(158,556)					(50,473)	619,821	461,265
Treasury stock purchased								560,862	(8,182,354)	(8,182,354)
Dividends paid							(472,296)			(472,296)
BALANCE JUNE 30, 2002	2,645,000	26,450	25,832,641	(846,400)	(116,169)	1,441,942	14,950,088	1,219,944	(14,552,264)	26,736,288
Net income							1,061,165			1,061,165
Common stock committed to be released for ESOP			129,615	211,600						341,215
MRP shares earned			(9,044)		33,544					24,500
Net change in unrealized gain on securities available for sale, net of tax						779,343				779,343
Stock options exercised			(171,304)					(75,163)	858,417	687,113
Treasury stock purchased								42,237	(700,699)	(700,699)
Dividends paid							(473,938)			(473,938)
BALANCE JUNE 30, 2003	2,645,000	$ 26,450	$ 25,781,908	$ (634,800)	$ (82,625)	$ 2,221,285	$ 15,537,315	1,187,018	$ (14,394,546)	$ 28,454,987

See notes to consolidated financial statements.



HCB BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED JUNE 30, 2003, 2002 AND 2001

	2003	2002	2001
OPERATING ACTIVITIES:			
Net income	$ 1,061,165	$ 1,165,700	$ 620,316
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	587,557	743,412	730,212
Amortization (accretion) of:			
Deferred loan origination fees	67,245	117,153	116,232
Goodwill	--	75,000	75,000
Premiums and discounts on loans, net	(4,412)	(14,412)	(4,487)
Premiums and discounts on investment securities, net	526,094	49,942	68,487
Net gain on sale of investment securities	--	(1,518)	--
Provision for loan and investment loss	533,000	359,000	296,000
Gain on sale of branch	(742,942)	--	--
Deferred income taxes	(88,750)	(269,037)	(403,424)
Origination of loans held for sale	(35,107,251)	(26,675,718)	(13,502,308)
Proceeds from sales of loans	33,795,154	27,117,741	12,732,692
Stock compensation expense	194,411	169,541	244,385
Change in accrued interest receivable	214,962	295,576	(164,301)
Change in accrued interest payable	(141,700)	(232,892)	55,485
Write down of land held for investment	407,149	--	--
Change in other assets	(321,565)	192,983	(720,084)
Change in other liabilities	(667,300)	358,360	(41,483)
Net cash provided by operating activities	312,817	3,450,831	102,722
INVESTING ACTIVITIES:			
Purchases of investment securities - available for sale	(58,735,889)	(23,053,591)	--
Proceeds from sales of investment securities	--	4,995,347	--
Principal payments on investment securities	47,645,199	22,407,566	19,629,225
Redemption of Federal Home Loan Bank stock	5,800	25,900	1,487,700
Purchases of premises and equipment	(234,596)	(290,942)	(1,742,409)
Net change due to branch sale	(2,523,471)	--	--
Loan repayments, net of originations	15,885,458	6,599,759	4,336,955
Proceeds from maturities of other interest-bearing deposits	--	--	99,000
Net decrease (increase) in real estate held for resale	350,238	(512,455)	(38,524)
Net cash provided by investing activities	2,392,739	10,171,584	23,771,947

(Continued)



HCB BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED JUNE 30, 2003, 2002 AND 2001

	2003	2002	2001
FINANCING ACTIVITIES:			
Net increase in deposits	$ 142,780	$ 3,720,004	$ 16,412,108
Advances from Federal Home Loan Bank	--	6,464,838	213,740,000
Repayment of Federal Home Loan Bank advances	(13,195,402)	(16,116,596)	(237,433,335)
Net (decrease) increase in advance payments by borrowers for taxes and insurance	(26,567)	(89,024)	59,916
Repayment of note payable	--	(80,000)	(80,000)
Purchase of treasury stock	(700,699)	(8,182,354)	(1,038,686)
Payment for treasury stock options exercised	858,417	619,821	--
Dividends paid	(473,938)	(472,296)	(474,299)
Net cash used by financing activities	(13,395,409)	(14,135,607)	(8,814,296)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(10,689,853)	(513,192)	15,060,373
CASH AND CASH EQUIVALENTS:			
Beginning of year	17,896,829	18,410,021	3,349,648
End of year	$ 7,206,976	$ 17,896,829	$ 18,410,021
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Cash paid for:			
Interest	$ 8,405,484	$ 11,056,593	$ 14,023,981
Income taxes (received) paid	$ 773,855	$ (94,698)	$ 150,000

See notes to consolidated financial statements.

(Concluded)



HCB BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JUNE 30, 2003, 2002 AND 2001

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Principles of Consolidation - HCB Bancshares, Inc. ("Bancshares"), a bank holding company, owns 100 percent of HEARTLAND Community Bank and its subsidiary (collectively the "Bank"). Bancshares' business is primarily that of owning the Bank and participating in the Bank's activities. The Bank provides a broad line of financial products to individuals and small to medium-sized businesses through banking offices located in Camden, Fordyce, Sheridan, and Bryant, Arkansas

The accompanying consolidated financial statements include the accounts of Bancshares and the Bank and are collectively referred to as the "Company". All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the valuation of the deferred tax asset.

Cash and Cash Equivalents - For purposes of presentation in the consolidated statements of cash flows, "cash and cash equivalents" includes cash on hand and amounts due from depository institutions, which includes interest-bearing amounts available upon demand.

Investment Securities - The Company classifies investment securities into one of two categories: held to maturity or available for sale. The Company does not engage in trading activities. Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held to maturity and recorded at cost, adjusted for the amortization of premiums and the accretion of discounts.

Investment securities that the Company intends to hold for indefinite periods of time are classified as available for sale and are recorded at fair value. Unrealized holding gains and losses are excluded from earnings and reported net of tax as a separate component of stockholders' equity until realized. Investment securities in the available for sale portfolio may be used as part of the Company's asset and liability management practices and may be sold in response to changes in interest rate risk, prepayment risk or other economic factors.

Premiums are amortized into interest income using the interest method to the earlier of maturity or call date. Discounts are accreted into interest income using the interest method over the period to maturity. The specific identification method of accounting is used to compute gains or losses on the sales of investment securities.

If the fair value of an investment security declines for reasons other than temporary market conditions, the carrying value of such a security is written down to fair value by a charge to operations.

Loans Receivable - Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are stated at unpaid principal balances adjusted for any charge-offs, the allowance for loan losses, deferred loan fees or costs, and unamortized premiums or discounts. Interest income is recognized on the interest method. Deferred loan fees or costs and premiums and discounts on loans are amortized or accreted to income using the level-yield method over the remaining period to contractual maturity.



The accrual of interest on impaired loans is generally discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due or when the loan becomes ninety days past due, whichever occurs first. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments in excess of principal due are received, until such time that in management's opinion, the borrower will be able to meet payments as they become due.

Allowance for Loan Losses - The allowance for loan losses is a valuation allowance to provide for incurred but not yet realized losses. The Bank reviews its loans for impairment on a quarterly basis. Impairment is determined by assessing the probability that the borrower will not be able to fulfill the contractual terms of the agreement. If a loan is determined to be impaired, the amount of the impairment is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or by use of the observable market price of the loan or fair value of collateral if the loan is collateral dependent. Throughout the year management estimates the level of probable losses to determine whether the allowance for loan losses is appropriate considering the estimated losses existing in the portfolio. Based on these estimates, an amount is charged to the provision for loan losses and credited to the allowance for loan losses in order to adjust the allowance to a level determined by management to be appropriate relative to losses. The allowance for loan losses is increased by charges to income (provisions) and decreased by charge-offs, net of recoveries.

Management's periodic evaluation of the appropriateness of the allowance is based on the Company's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and current economic conditions.

Homogeneous loans are those that are considered to have common characteristics that provide for evaluation on an aggregate or pool basis. The Company considers the characteristics of (1) one-to-four family residential first mortgage loans; (2) automobile loans and; (3) consumer and home improvement loans to permit consideration of the appropriateness of the allowance for losses of each group of loans on a pool basis. The primary methodology used to determine the appropriateness of the allowance for losses includes segregating certain specific, poorly performing loans based on their performance characteristics from the pools of loans as to type and then applying a loss factor to the remaining pool balance based on several factors including classification of the loans as to grade, past loss experience, inherent risks, economic conditions in the primary market areas and other factors which usually are beyond the control of the Company. Those segregated specific loans are evaluated using the present value of future cash flows, usually determined by estimating the fair value of the loan's collateral reduced by any cost of selling and discounted at the loan's effective interest rate if the estimated time to receipt of monies is more than three months.

Non-homogeneous loans are those loans that can be included in a particular loan type, such as commercial loans and multi-family and commercial first mortgage loans, but which differ in other characteristics to the extent that valuation on a pool basis is not valid. After segregating specific, poorly performing loans and applying the methodology as noted in the preceding paragraph for such specific loans, the remaining loans are evaluated based on payment experience, known difficulties in the borrowers' business or geographic area, loss experience, inherent risks and other factors usually beyond the control of the Company. These loans are then graded and a factor, based on experience, is applied to estimate the probable loss.

Estimates of the probability of loan losses involve an exercise of judgment. While it is possible that in the near term the Company may sustain losses which are substantial in relation to the allowance for loan losses, it is the judgment of management that the allowance for loan losses reflected in the consolidated statements of financial condition is appropriate considering the estimated probable losses in the portfolio.

Real Estate Held for Sale - Real estate acquired in settlement of loans is initially recorded at estimated fair value less estimated costs to sell and is subsequently carried at the lower of carrying amount or fair value less estimated disposal costs. Management periodically performs valuations, and an allowance for losses is established by a charge to operations to the extent that the carrying value of a property exceeds its estimated fair value. Costs relating to the development and improvement of the property are capitalized, whereas those relating to holding the property are expensed. Real estate acquired for sale is carried of the lower of cost or fair value less costs to sell.



Premises and Equipment - Office premises and equipment are stated at cost less accumulated depreciation and amortization. The Company computes depreciation of premises and equipment using the straight-line method over the estimated useful lives of the individual assets which range from 5 to 50 years for buildings and improvements and from 3 to 10 years for furniture and equipment.

Goodwill and Intangible Assets - Goodwill and other long-lived assets are tested periodically for impairment and written down to their fair value as necessary.

Treasury Stock - Treasury stock is stated at cost and is determined by the first-in, first-out method.

Stock Options - The Company applies the provisions of Accounting Principles Board Opinion No. 25 in accounting for its stock option plan, as allowed under SFAS No. 123, *Accounting for Stock-Based Compensation.* Accordingly, no compensation cost has been recognized for options granted to employees. Had compensation cost for these plans been determined based on the fair value at the grant dates or repricing date for awards under those plans consistent with the methods of SFAS No. 123, the Company's pro forma net income and pro forma earnings per share would have been as follows:

	2003	
	As Reported	**Pro forma**
Net income (in thousands)	$ 1,061	$ 1,048
Earnings per share:		
Basic	$ 0.78	$ 0.77
Diluted	$ 0.73	$ 0.72

	2002	
	As Reported	**Pro forma**
Net income (in thousands)	$ 1,166	$ 1,146
Earnings per share:		
Basic	$ 0.71	$ 0.70
Diluted	$ 0.68	$ 0.67

	2001	
	As Reported	**Pro forma**
Net income (in thousands)	$ 620	$ 529
Earnings per share:		
Basic	$ 0.33	$ 0.28
Diluted	$ 0.33	$ 0.28

Loan Origination Fees - Loan origination fees and certain direct loan origination costs are deferred and the net fee or cost is recognized as an adjustment to interest income using the level-yield method over the contractual life of the loans. When a loan is fully repaid or sold, the amount of unamortized fee or cost is recorded in income.

Income Taxes - The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. The Company considers the need for a valuation allowance if, based on available evidence, deferred tax assets are not expected to be realized.

Interest Rate Risk - The Bank's asset base is exposed to risk including the risk resulting from changes in interest rates and changes in the timing of cash flows. The Bank monitors the effect of such risks by considering the mismatch of the maturities of its assets and liabilities in the current interest rate environment and the sensitivity of



assets and liabilities to changes in interest rates. The Bank's management has considered the effect of significant increases and decreases in interest rates and believes such changes, if they occurred, would be manageable and would not affect the ability of the Bank to hold its assets as planned. However, the Bank is exposed to significant market risk in the event of significant and prolonged interest rate changes.

Employee Stock Ownership Plan - Compensation expense for the Employee Stock Ownership Plan ("ESOP") is determined based on the average fair value of shares committed to be released during the period and is recognized as the shares are committed to be released. For the purposes of earnings per share, ESOP shares are included in weighted-average common shares outstanding as the shares are committed to be released.

Management Recognition Plan - Compensation for Management Recognition Plan shares granted is based on the fair value of the shares at the date of grant and is recognized ratably over the vesting period.

Earnings Per Share - Earnings per share ("EPS") of common stock has been computed on the basis of the weighted-average number of shares of common stock outstanding. Basic and diluted earnings per share were both calculated with 1,866,387 weighted-average common shares outstanding for the year ended June 30, 2001. Weighted-average common shares outstanding was the same for basic and diluted in that year. For the year ended June 30, 2002, basic earnings per share was calculated using 1,635,669 shares and dilutive earnings per share was calculated using 1,719,903 shares. For the year ended June 30, 2003, basic earnings per share was calculated using 1,363,626 shares and dilutive earnings per share was calculated using 1,448,146 shares. Potential dilutive common shares include the Stock Option Plan shares and the Management Recognition Plan shares. These potential common shares had no dilutive effect for the year ended June 30, 2001. However, for the years ended June 30, 2003 and 2002, the Management Recognition Plan was antidilutive, but the Stock Option Plan was dilutive by 84,520 and 84,234 shares, respectively.

Stock Purchased for Option Benefit Trust - As of June 30, 2003, the Company has a total of 3,217 shares of its common stock in its stock option plan trust. These shares are included in treasury stock on the accompanying consolidated statement of financial condition, are available for sale, and are managed by the trustees specifically for funding stock option benefits provided to key employees.

Reclassifications - Certain amounts in the 2002 and 2001 consolidated financial statements have been reclassified to conform to the classifications adopted for reporting in 2003. These reclassifications had no effect on net earnings.

Recently Issued Accounting Pronouncements – The Financial Accounting Standards Board recently issued Statement No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. This statement is effective at the beginning of the first interim period beginning after June 15, 2003. The Company does not anticipate that the adoption SFAS No. 150 will have a material impact on the financial condition or operating results of the Company.



2. INVESTMENT SECURITIES

Investment securities consisted of the following at June 30:

	2003			
AVAILABLE FOR SALE	**Amortized Cost**	**Gross Unrealized Gains**	**Gross Unrealized Losses**	**Fair Value**
Municipal securities	$ 25,115,797	$ 1,348,125	$ --	$ 26,463,922
Equity securities	39,750	68,820	--	108,570
Other securities	2,000,000	--	20,000	1,980,000
Mortgage-backed securities	74,393,710	1,787,407	20,872	76,160,245
Collateralized mortgage obligations	24,811,534	436,469	394	25,247,609
Total	$ 126,360,791	$ 3,640,821	$ 41,266	$ 129,960,346

	2002			
AVAILABLE FOR SALE	**Amortized Cost**	**Gross Unrealized Gains**	**Gross Unrealized Losses**	**Fair Value**
U.S. Government and agencies	$ 1,500,000	$ 30,945	$ --	$ 1,530,945
Municipal securities	25,520,671	323,090	154,570	25,689,191
Equity securities	39,750	30,490	--	70,240
Other securities	2,000,000	--	5,000	1,995,000
Mortgage-backed securities	75,820,993	1,820,096	38,053	77,603,036
Collateralized mortgage obligations	10,914,781	395,371	--	11,310,152
Total	$ 115,796,195	$ 2,599,992	$ 197,623	$ 118,198,564

For the year ended June 30, 2003 and 2001, the Company did not have any realized gains or losses on sales of investments available for sale. For the year ended June 30, 2002, the Company realized $11,659 in gains and $10,141 in losses on sales of investment securities available for sale.

At June 30, 2003, municipal securities with a carrying value of approximately $454,000 were pledged to collateralize public deposits. As of June 30, 2002, no securities were pledged as collateral for public deposits. At June 30, 2003 and 2002, mortgage-backed securities with a carrying value of approximately $15.4 million and $16.7 million, respectively, were pledged as collateral for Federal Home Loan Bank advances.



The scheduled maturities of available for sale securities at June 30, 2003, by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
Due in one year or less	$ --	$ --
Due from one year to five years	--	--
Due from five years to ten years	--	--
Due after ten years	27,115,797	28,443,922
	27,115,797	28,443,922
Equity securities	39,750	108,570
Mortgage-backed securities	74,393,710	76,160,245
Collateralized mortgage obligations	24,811,534	25,247,609
Total	$ 126,360,791	$ 129,960,346

3. LOANS RECEIVABLE

Loans receivable consisted of the following at June 30:

	2003	2002
First mortgage loans:		
One- to four- family residences	$ 33,550,184	$ 41,724,098
Multi-family and commercial	42,560,230	50,626,236
Real estate construction loans	9,726,671	12,449,965
Less undisbursed loan funds	(5,772,941)	(5,945,029)
Total first mortgage loans	80,064,144	98,855,270
Consumer and other loans:		
Commercial loans	13,207,629	14,406,499
Automobile	4,102,692	6,836,399
Consumer and home improvement loans	5,029,886	4,807,218
Loans collateralized by deposits	2,034,110	2,469,033
Less undisbursed loan funds	(2,137,580)	(1,718,669)
Total consumer and other loans	22,236,737	26,800,480
Outstanding loans	102,300,881	125,655,750
Allowance for loan losses	(1,605,677)	(1,628,515)
Net deferred loan costs and discounts	84,341	149,663
Loans receivable, net	$ 100,779,545	$ 124,176,898

The Company originates and maintains loans receivable which are substantially concentrated in its lending territory (primarily Southern Arkansas) but also originates commercial real estate loans in other areas of Arkansas. The Company's policy calls for collateral or other forms of repayment assurance to be received from the borrower at the time of loan origination. Such collateral or other form of repayment assurance is subject to changes in economic value due to various factors beyond the control of the Company.

At June 30, 2003, impaired loans totaled approximately $6.0 million and all had designated reserves for possible loan losses. Reserves relative to impaired loans at June 30, 2003, were approximately $550,000. Approximately $480,000 in interest income was recognized on average impaired loans of approximately $5.95



million for the year ended June 30, 2003. At June 30, 2002, impaired loans totaled approximately $4.9 million and all had designated reserves for possible loan losses. Reserves relative to impaired loans at June 30, 2002, were approximately $426,000. Approximately $173,000 in interest income was recognized on average impaired loans of approximately $2.2 million for the year ended June 30, 2002. Interest recognized on impaired loans on a cash basis during 2003 and 2002 was immaterial. The Company is not committed to lend additional funds to debtors whose loans have been modified.

At June 30, 2003 and 2002, the Company had zero and $396,000 in accruing loans over 90 days delinquent, respectively. Nonaccruing loans at June 30, 2003 and 2002, totaled $3.5 million and $1.5 million, respectively.

The subsidiary Bank had extensions of credit to executive officers, directors and to companies in which the Banks' directors were principal owners, in the amount of approximately $67,000 as of June 30, 2003 and $1.8 million as of June 30, 2002.

Balance, June 30, 2002	$ 1,759,829
New extensions of credit	--
Repayments	(1,692,431)
Balance, June 30, 2003	$ 67,398

In management's opinion, such loans were made in the ordinary course of business and were made on substantially the same terms (including interest rates and collateral) as those prevailing at the time for comparable transactions with other persons. Further, in management's opinion, these extensions of credit did not involve more than the normal risk of collectability or present other unfavorable features.

Certain loans are originated for sale. These loans are typically held for sale only a short time, and do not represent a material amount in the aggregate prior to their sale. Normally the short time between origination and sale does not provide for significant differences between cost and market values.

4. ACCRUED INTEREST RECEIVABLE

Accrued interest receivable consisted of the following at June 30:

	2003	2002
Investment securities	$ 828,294	$ 839,287
Loans	628,078	882,325
Total	$ 1,456,372	$ 1,721,612

5. ALLOWANCE FOR LOAN LOSSES

A summary of the activity in the allowance for loan losses is as follows for the years ended June 30:

	2003	2002	2001
Balance, beginning of year	$ 1,628,515	$ 1,446,114	$ 1,231,709
Provision	533,000	330,000	296,000
Charge-offs	(652,968)	(234,382)	(101,761)
Recoveries	97,130	86,783	20,166
Balance, end of year	$ 1,605,677	$ 1,628,515	$ 1,446,114

6. FEDERAL HOME LOAN BANK STOCK

The Bank is a member of the Federal Home Loan Bank System. As a member of this system, it is required to maintain an investment in capital stock of the Federal Home Loan Bank ("FHLB") in an amount equal to the greater of 1% of its outstanding home loans or 1/20 of its advances (borrowings) from the FHLB. No ready market



exists for such stock and it has no quoted market value but may be redeemed at par. The carrying value of the stock is its cost.

The Gramm-Leach-Bliley Act of 1999 required each FHLB to replace its existing capital stock with a new class or classes of capital stock, establish new minimum investment requirements for its members, and comply with new minimum leverage and risk-based capital requirements. The Bank is a member of the Dallas FHLB, which currently plans to implement its new capital plan on September 2, 2003.

The new minimum investment requirement states that each member must maintain an investment in new Class B Stock equal to the sum of a membership investment requirement (0.20% of the member's total assets as of the previous December 31), and an activity-based investment requirement (4.25% of currently outstanding advances and certain new Mortgage Partnership Finance ("MPF") Program loans. As of June 30, 2003, the Bank is estimated to have a capital stock requirement of $3.4 million, well below its capital stock balance of $4.7 million as of the same date.

7. PREMISES AND EQUIPMENT

Premises and equipment consisted of the following at June 30:

	2003	2002
Land and buildings	$ 5,521,876	$ 7,153,233
Furniture and equipment	3,580,334	3,667,962
Total	9,102,210	10,821,195
Accumulated depreciation	(3,988,565)	(3,708,984)
Premises and equipment, net	$ 5,113,645	$ 7,112,211

The decrease in premises and equipment includes a $407,000 write down of land held for investment in Camden, Arkansas which previously was to be the site of a new home office facility. These two parcels were purchased in 1996 and 1999 and significant costs were necessary to make the land suitable to build upon. The Board of Directors decided that in the near future it would not be in the best interests of the Company to expend the resources necessary to build a new home office facility. Since the land will not be utilized in the near future, appraisals were obtained in March 2003, and the land was written down to fair market value during that quarter. This amount was included in other noninterest expense.

8. DEPOSITS

Deposits are summarized as follows at June 30:

	2003	2002
Demand and NOW accounts, including noninterest-bearing deposits of $9,447,561 and $8,889,867 in 2003 and 2002, respectively	$ 42,807,702	$ 39,092,410
Money market	4,751,127	5,911,715
Statement savings	7,927,966	8,010,973
Certificates of deposit	96,469,709	111,990,085
Total	$ 151,956,504	$ 165,005,183



The aggregate amount of short-term jumbo certificates of deposit with a minimum denomination of $100,000 was approximately $17.2 million and $19.3 million at June 30, 2003 and 2002, respectively.

At June 30, 2003, scheduled maturities of certificates of deposit are as follows:

Years ending June 30:	
2004	$ 76,372,882
2005	17,025,525
2006	3,071,302
Thereafter	--
Total	$ 96,469,709

Eligible deposits of the Bank are insured up to $100,000 by the Savings Association Insurance Fund ("SAIF") of the Federal Deposit Insurance Corporation ("FDIC").

Deposits from related parties held by the Company at June 30, 2003 and 2002, totaled $1,133,132 and $1,296,863, respectively.

In management's opinion, such deposits were made in the ordinary course of business and were made on substantially the same terms (including interest rates) as those prevailing at the time for comparable transactions with other persons.

9. FEDERAL HOME LOAN BANK ADVANCES

The Bank pledges as collateral for FHLB advances its FHLB stock and has entered into blanket collateral agreements with the FHLB whereby the Bank agrees to maintain, free of other encumbrances, qualifying single family first mortgage loans with unpaid principal balances, when discounted to 75% of such balances, of at least 100% of total outstanding advances. Additionally the Bank has pledged mortgage-backed securities with a carrying value of approximately $15.4 million at June 30, 2003, as additional collateral. Advances at June 30, 2003 and 2002, had maturity dates as follows:

	2003		2002	
	Weighted Average Rate	Amount	Weighted Average Rate	Amount
Years ending June 30:				
2003	-- %	$ --	5.70 %	$ 12,007,051
2004	5.65	9,875,000	5.65	9,875,000
2005	5.95	7,055,998	5.95	7,141,929
2006	5.92	4,826,966	5.92	4,859,326
2007	5.91	6,454,197	5.91	6,477,709
2008	5.82	13,827,000	5.84	14,043,294
Thereafter	6.17	27,029,373	6.17	27,859,627
Total	5.96 %	$ 69,068,534	5.93 %	$ 82,263,936

10. INCOME TAXES

Income tax provisions (benefits) are summarized as follows:

	Years Ended June 30,		
	2003	2002	2001
Income tax provision (benefit):			
Current	$ 382,206	$ 330,065	$ (64,464)
Deferred	(293,456)	(269,038)	(403,424)
Total	$ 88,750	$ 61,027	$ (467,888)



The reasons for the differences between the statutory federal income tax rates and the effective tax rates are summarized as follows:

	Years Ended June 30,					
	2003		2002		2001	
Taxes at statutory rate	$ 390,971	34.0 %	$ 417,087	34.0 %	$ 51,826	34.0 %
Increase (decrease) resulting from:						
Tax exempt income	(431,357)	(37.51)	(457,123)	(37.26)	(520,047)	(341.18)
Disallowed interest expense	55,383	4.82	66,972	5.46	85,650	56.19
State income taxes	38,681	3.36	--	--	--	--
Change in estimate	--	--	--	--	(67,000)	(43.95)
Compensation	(16,371)	(1.42)	(38,289)	(3.12)	(19,825)	(13.01)
Other, net	51,443	4.47	72,380	5.89	1,508	0.99
Total	$ 88,750	7.72 %	$ 61,027	4.97 %	$ (467,888)	(306.96) %

During the year ended December 31, 1996, new legislation was enacted which provides for the recapture into taxable income of certain amounts previously deducted as additions to the bad debt reserves for income tax purposes. The Bank changed its method of determining bad debt reserves for tax purposes following the year ended June 30, 1997. The amounts to be recaptured for income tax reporting purposes are considered by the Bank in the determination of the net deferred tax liability.

The Company's deferred tax asset account was comprised of the following at June 30:

	2003	2002
Deferred tax assets:		
Allowance for loan losses	$ 585,425	$ 543,084
Write-down on land held for investment	178,797	--
Deferred compensation	370,410	388,868
Net operating loss carryforward	624,590	801,281
AMT credit carryforward	800,410	445,313
Other	50,523	140,367
Total deferred tax assets	2,610,155	2,318,913
Deferred tax liabilities:		
Premises and equipment	70,883	106,624
Unrealized gains on available for sale investments	1,378,270	960,427
Loan fees	--	1,200
FHLB dividends	500,402	465,675
Total deferred tax liabilities	1,949,555	1,533,926
Net deferred tax asset	$ 660,600	$ 784,987

A deferred tax liability has not been recognized for the bad debt reserves of the Bank created in the tax years which began prior to December 31, 1987 (the base year). At June 30, 2003, the amount of these reserves totaled approximately $3,462,590 with an unrecognized deferred tax liability of $1,177,281. Such unrecognized deferred tax liability could be recognized in the future, in whole or in part, if (i) there is a change in federal tax law, (ii) the Bank fails to meet certain definitional tests and other conditions in the federal tax law, (iii) certain distributions are made with respect to the stock of the Bank, or (iv) the bad debt reserves are used for any purpose other than absorbing bad debt losses.

As of June 30, 2003 the Company has a net operating loss carryforward of $1,882,908, of which $207,222, $1,120,698, and $554,988 expire in 2019, 2020, and 2021, respectively. The Company's AMT credit carryforward of $800,410 does not have an expiration date.



The portion of the net deferred tax asset resulting from net operating loss carryforward and AMT credit carryforward totals $1,425,000 as of June 30, 2003. The recoverability of this asset is entirely contingent upon the production of taxable income for income tax reporting purposes. Management anticipates that the Company will produce such income in the near future based on management's current forecasts of earnings and if necessary, management's tax and interest-rate risk planning strategy of selling available for sale tax exempt securities and reinvesting the proceeds into taxable income producing securities. The strategy does not anticipate significant taxable gains on the sale of the tax-exempt securities, but rather a shift of nontaxable interest income to taxable interest income. Should this strategy not result in a sufficient amount of net taxable income, the Company will determine the need for a valuation allowance for the potion of the net deferred tax asset resulting from the carryforwards.

11. BENEFIT PLANS

Employee Stock Ownership Plan - The Company has established an employee stock ownership plan ("ESOP") to benefit substantially all employees. The ESOP has a note payable to Bancshares, the proceeds from which were used to purchase shares of common stock of Bancshares.

The note receivable, presented in the statements of stockholders' equity as unearned ESOP shares, is to be repaid in installments of $211,600 on June 30th each year through 2006. Interest is based upon the prime rate, which is to be adjusted and paid annually. The note may be prepaid without penalty. The ESOP is funded by contributions made by the Bank in amounts sufficient to retire the debt. Compensation expense of $341,215, $288,665, and $179,882 was recognized during the years ended June 30, 2003, 2002 and 2001, respectively.

Benefits become 100% vested after three years of credited service. Shares are released to participants proportionately as the loan is repaid. Dividends on allocated shares are recorded as dividends and charged to retained earnings. Dividends on unallocated shares are used to repay the loan and are treated as compensation expense. Forfeitures of nonvested benefits will be reallocated among remaining participating employees in the same proportion as contributions. At both June 30, 2003 and 2002, 21,160 shares were committed to be released by the ESOP to participant accounts. At June 30, 2003, there were 148,120 shares allocated to participant accounts and 63,480 unallocated shares. The fair value of the unallocated shares amounted to $1,088,682 (63,480 shares at $17.15 per share) at June 30, 2003.

Participants with vested account balances leaving employment, generally, may elect to have their allocated shares distributed. In the case of a distribution of shares, which at the time of distribution are not readily tradable on an established securities market, the Company is required to issue a put option to the participant. The put option is priced using the fair market value as determined as of the most recent valuation date (prior to the exercise of such right) by an independent appraiser. Any excess of the total purchase price at which the participant may put the shares to the Company over the fair value of the shares at the date of the issuance of the option is recognized as expense to the Company with the fair value of the shares recorded as treasury stock. During the years ended June 30, 2003, June 30, 2002, and June 20, 2001 no put options were issued.

Stock Option Plan - The Stock Option Plan ("SOP"), approved by the Company's stockholders during the year ended June 30, 1998, provides for a committee of the Company's Board of Directors to award incentive or non-incentive stock options, representing up to 317,400 shares of Company stock. Options granted to executive officers and directors vest 25% immediately and 25% on each of the three subsequent anniversary dates of the grant. Options granted to employee's vest 20% immediately upon grant, with the balance vesting in equal amounts on the four subsequent anniversary dates of the grant. Options granted vest immediately in the event of disability or death. Outstanding stock options can be exercised over a ten-year period from the date of grant. Vested options of terminated participants expire one year after the participant's termination date.

Under the SOP, options have been granted to directors and key employees to purchase common stock of the Company. The exercise price in each case equals the fair market value of the Company's stock at the date of grant. During the year ended June 30, 2003, 25,000 option shares were granted at a price of $18.10 per option share. No new options were granted during the years ended June 30, 2002 or 2001.



A summary of the status of the Company's stock option plan as of June 30, 2003, and changes during the years ending June 30, 2002 and 2001, is presented below:

Options	Shares	Weighted Average Exercise Price
Outstanding at June 30, 2000	312,980	$ 9.14
Granted	--	--
Exercised	--	--
Forfeited	18,513	9.18
Outstanding at June 30, 2001	294,467	9.14
Granted	--	--
Exercised	50,473	9.14
Forfeited	25,444	9.13
Outstanding at June 30, 2002	218,550	9.14
Granted	25,000	18.10
Exercised	75,163	9.14
Forfeited	--	--
Outstanding at June 30, 2003	168,387	$ 10.47
Options exercisable at June 30, 2003 (vested)	149,637	$ 9.51

Exercise prices for options outstanding at June 30, 2003, range from $9.125 to $18.10 per share. The weighted average remaining contractual life of such shares was 5.6 years at June 30, 2003.

The fair value of options granted was estimated on the date of grant using the binomial option-pricing model with the following weighted average assumptions:

	2003 Grants
Volatility	10.00 %
Life of options	10.0 years
Risk-free interest rate	3.53 %
Dividend rate	1.93 %

The weighted average fair value of options granted during the fiscal year ended June 30, 2003, was $3.03 per share.

Management Recognition Plan - The Management Recognition Plan ("MRP"), approved by the Company's stockholders during the year ended June 30, 1998, provides for a committee of the Company's Board of Directors to award restricted stock to key officers as well as non-employee directors. The MRP authorizes the Company to grant up to 52,900 shares of Company stock. Compensation expense is recognized based on the fair market value of the shares on the grant date over the vesting period. Under the original plan, shares granted to directors and executive officers vest 25% at the grant date and 25% each May 1 afterward. Shares granted to non-directors and non executive officers vest 20% at the grant date and 20% each May 1 afterward. Shares granted will be deemed vested in the event of disability, or death. At June 30, 2003, all shares have been acquired that are necessary to meet the Plan's award requirements. The difference between the price at the date of grant and the actual purchase price is recorded as an adjustment to stockholders' equity as shares are vested. Approximately $34,000, $40,000 and $65,000 in compensation expense was recognized during the years ended June 30, 2003, 2002, and 2001, respectively. On May 17, 2000, all directors voluntarily elected to extend their vesting period three additional years to May 1, 2004. In addition, certain officers also voluntarily elected to adopt the three-year extension of their vesting period. On May 22, 2003, the 8,520 shares, which had been forfeited by former plan



participants, were granted at $18.10 per share. Of these shares, 8,210 shares were awarded to directors or executive officers and 310 shares were awarded to non-directors or executive officers.

Officers' and Directors Retirement Plan - During the year ended June 30, 1996, the Bank adopted a "non-qualified" retirement plan for its officers and directors in recognition of their years of service to the Bank. The plan is an annuity contract plan whereby funds are to be set aside annually in a grantor trust, with the Bank acting as trustee of the Trust. Distributions are scheduled to be paid upon completion of six to ten years of service to the Bank. No tax deduction for the Plan is claimed until funds are paid to the beneficiaries. Future funding is dependent on continued service to the Bank and therefore is expensed as the plan is funded each year. For the years ended June 30, 2003, 2002 and 2001, contributions to the plan totaled approximately $29,000, $124,000, and $181,000, respectively.

401(k) Plan - Effective July 1, 1993, employees of the Bank may participate in a 401(k) savings plan, whereby the employees may elect to make contributions pursuant to a salary reduction agreement upon reaching age 21 and completing one year of service. At its discretion, the Bank may make matching contributions to the plan. Employer contributions vest 20% each year beginning in the third year of service and become 100% vested in seven years. The Bank made no matching contribution during the years ended June 30, 2003, 2002 or 2001.

Employment Agreements - Certain executive officers of the Bank and the Company have employment agreements with one to three year renewable terms. Such agreements provide for termination pay and other benefits under certain circumstances. As of June 30, 2003, aggregate termination pay is approximately $0.70 million.

Change-in-Control Agreements – As of June 30, 2003, certain officers of the Bank and the Company had change-in-control agreements with three-year renewable terms. Such agreements provide for benefits under circumstances of changes-in-control as defined in the agreements. The benefits provide for a range of 25% to 299% of the officers' compensation. As of June 30, 2003, the aggregate benefits total approximately $0.80 million.

12. SALE OF BRANCH

On July 19, 2002, the Bank sold its Monticello branch to Simmons First Bank of South Arkansas. The sale included approximately $8.3 million in loans, $1.5 million in fixed assets, $0.2 million in other assets, and $13.2 million in deposits. The Bank recognized a premium on the deposits of approximately $0.9 million and the difference was paid in cash to the buyer. The Bank recognized a net gain on this sale of approximately $743,000.

13. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated statements of financial condition. The Company does not use financial instruments with off-balance sheet risk as part of its asset/liability management program or for trading purposes. The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amounts of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the credit applicant. Such collateral consists primarily of residential properties. Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.



The Company had the following outstanding commitments at June 30, 2003:

Undisbursed construction loans	$ 4,783,023
Commitments to originate mortgage loans	989,918
Commitments to originate commercial loans	82,000
Unused lines of credit	2,055,580
Total	$ 7,910,521

The funding period for construction loans is generally less than nine months and commitments to originate mortgage loans are generally outstanding for 60 days or less. At June 30, 2003, interest rates on commitments are believed by management to approximate market rates.

14. FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. The estimated fair values of financial instruments are as follows:

	June 30, 2003		June 30, 2002	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
ASSETS:				
Cash and due from banks	$ 3,003,656	$ 3,003,656	$ 3,492,257	$ 3,492,257
Interest-bearing deposits with banks	4,203,320	4,203,320	14,404,572	14,404,572
Investment securities:				
Available for sale	129,960,346	129,960,346	118,198,564	118,198,564
Loans receivable, net	100,779,545	103,394,671	124,176,898	127,424,573
Accrued interest receivable	1,456,372	1,456,372	1,721,612	1,721,612
Federal Home Loan Bank stock	4,704,100	4,704,100	4,709,900	4,709,900
LIABILITIES:				
Deposits:				
Demand, NOW, money market and statement savings	55,486,795	55,486,795	53,015,098	53,015,098
Certificates of deposit	96,469,709	96,867,264	111,990,085	112,396,949
Federal Home Loan Bank advances	69,068,534	77,791,523	82,263,936	86,780,344
Advance payments by borrowers for taxes and insurance	83,879	83,879	110,446	110,446
Accrued interest payable	563,620	563,620	740,008	740,008

For cash and due from banks, interest-bearing deposits with banks, Federal Home Loan Bank stock and accrued interest receivable, the carrying value is a reasonable estimate of fair value primarily because of the short-term nature of instruments or, as to Federal Home Loan Bank stock, the ability to sell the stock back to the Federal Home Loan Bank at cost. The fair value of investment securities is based on quoted market prices, dealer quotes and prices obtained from independent pricing services. The fair value of loans receivable is estimated based on present values using the rates currently offered for loans of similar remaining maturities at the reporting date.

The fair value of demand deposit accounts, NOW accounts, savings accounts and money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit and Federal Home Loan Bank advances is estimated using the rates currently offered for deposits and borrowings of similar remaining maturities at the reporting date. For advance payments by borrowers for taxes and insurance and



accrued interest payable the carrying value is a reasonable estimate of fair value, primarily because of the short-term nature of these instruments. Commitments are generally made at prevailing interest rates at the time of funding and are relatively short term. Therefore, there is no difference between the contract amount and fair value.

The fair value estimates presented herein are based on pertinent information available to management as of June 30, 2003 and 2002. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since the reporting date and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

15. COMMITMENTS AND CONTINGENCIES

In the ordinary course of business, the Company has various outstanding commitments and contingent liabilities that are not reflected in the accompanying consolidated financial statements. In addition, the Company is a defendant in certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated financial statements of the Company.

In May, 1999, a shareholder filed a putative class action complaint against the Company and several current and former officers alleging that the defendants defrauded the plaintiff and other shareholder class members through various public statements and reports that had the supposed effect of artificially inflating the price the plaintiff and other putative class members paid to purchase the Company's common stock.

The Company and the other defendants moved to dismiss the complaint. The federal district court granted the motion on March 31, 2001, but allowed plaintiffs 30 days from the date of the order to file an amended class action complaint. On August 28, 2001, the Company was informed by the federal district court that the case was dismissed with prejudice on August 27, 2001.

16. RETAINED EARNINGS

Upon the Conversion, the Company established a special liquidation account for the benefit of eligible account holders and the supplemental eligible account holders in an amount equal to the net worth of the Bank as of the date of its latest statement of financial condition contained in the final offering circular used in connection with the Conversion. The liquidation account will be maintained for the benefit of eligible account holders and supplemental eligible account holders who continue to maintain their accounts in the Bank after Conversion. In the event of a complete liquidation (and only in such event), each eligible and supplemental eligible account holder will be entitled to receive a liquidation distribution from the liquidation account in an amount proportionate to the current adjusted qualifying balances for accounts then held.

The Bank may not declare or pay cash dividends on its shares of common stock if the effect thereof would cause the Bank's stockholders' equity to be reduced below applicable regulatory capital maintenance requirements for insured institutions or below the amount of the special liquidation account referred to above. This requirement effectively limits the dividend paying ability of the Company in that the Company must maintain an investment in equity of the Bank sufficient to enable the Bank to meet its requirements as noted above. Required capital amounts are shown in Note 17 to the consolidated financial statements.

Liquidation account balances are not maintained because of the cost of maintenance and the remote likelihood of complete liquidation. Additionally, the Bank is limited to distributions it may make to Bancshares without OTS approval if the distribution would cause the total distributions to exceed the Bank's net income for the year to date plus the Bank's net income (less distributions) for the preceding two years. Bancshares may use assets other than its investment in the Bank as a source of dividends.

17. REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory—and possible additional discretionary—actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank



must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of tangible capital (as defined in the regulations) to tangible assets (as defined) and core capital (as defined) to adjusted total assets (as defined), and of total risk-based capital (as defined) to risk-weighted assets (as defined).

As of June 30, 2003 and 2002, the most recent notification from the Office of Thrift Supervision categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum core (Tier I core), Tier I risk-based, and total risk-based ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Bank's actual capital amounts (in thousands) and ratios are also presented in the tables:

	Actual		For Capital Adequacy Purposes		To be Categorized as Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of June 30, 2003:						
Tier I (Core) Capital to Adjusted Total Assets	$ 23,056	9.39 %	$ 9,821	4.00 %	$ 12,276	5.00 %
Total Risk-Based Capital to Risk-weighted Assets	24,459	21.83 %	8,962	8.00 %	11,202	10.00 %
Tier I (Core) Capital to Risk-weighted Assets	23,056	20.58 %	N/A	N/A	6,721	6.00 %
Tangible Capital to Tangible Assets	23,056	9.39 %	3,683	1.50 %	N/A	N/A
As of June 30, 2002:						
Tier I (Core) Capital to Adjusted Total Assets	$ 21,396	7.88 %	$ 10,861	4.00 %	$ 13,576	5.00 %
Total Risk-Based Capital to Risk-weighted Assets	23,025	17.06 %	10,798	8.00 %	13,497	10.00 %
Tier I (Core) Capital to Risk-weighted Assets	21,396	15.85 %	N/A	N/A	8,098	6.00 %
Tangible Capital to Tangible Assets	21,396	7.88 %	4,073	1.50 %	N/A	N/A

Regulations require the Bank to maintain an amount equal to 4% of deposits (net of loans collateralized by deposits) plus short-term borrowings in cash and U.S. Government and other approved securities.



18. PARENT COMPANY ONLY FINANCIAL INFORMATION

The following condensed statements of financial condition as of June 30, 2003 and 2002, and condensed statements of income and cash flows for the years ended June 30, 2003, 2002 and 2001, for HCB Bancshares, Inc. should be read in conjunction with the consolidated financial statements and the notes herein.

HCB BANCSHARES, INC.
(PARENT COMPANY ONLY)

CONDENSED STATEMENTS OF FINANCIAL CONDITION
JUNE 30, 2003 AND 2002

ASSETS	2003	2002
Deposit in Bank	$ 922,508	$ 1,221,185
Cash equivalents	194,659	175,817
Cash and cash equivalents	1,117,167	1,397,002
Investment in Bank	22,992,902	21,927,797
Loans receivable	1,027,166	1,060,298
Investment securities	108,570	70,240
Other assets	845,806	821,076
TOTAL ASSETS	$ 26,091,611	$ 25,276,413
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accrued expenses and other liabilities	$ 149,363	$ 143,059
Stockholders' equity	25,942,249	25,133,354
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 26,091,611	$ 25,276,413

CONDENSED STATEMENTS OF INCOME
YEARS ENDED JUNE 30, 2003, 2002 AND 2001

INCOME:	2003	2002	2001
Dividend from Bank	$ --	$ 9,000,000	$ 1,000,000
Interest and dividend income	116,018	205,248	230,421
Total income	116,018	9,205,248	1,230,421
EXPENSES:			
Operating expenses	122,404	48,944	191,509
INCOME BEFORE INCOME TAXES AND DISTRIBUTION IN (EXCESS) LESS THAN BANK SUBSIDIARY INCOME	(6,386)	9,156,304	1,038,912
INCOME TAX (BENEFIT) PROVISION	(2,445)	59,849	13,000
INCOME BEFORE DISTRIBUTIONS IN (EXCESS) LESS THAN BANK SUBSIDIARY INCOME	(3,941)	9,096,455	1,025,912
DISTRIBUTIONS IN (EXCESS) THAN BANK SUBSIDIARY INCOME	1,065,106	(7,930,755)	(405,596)
NET INCOME	$ 1,061,165	$ 1,165,700	$ 620,316



HCB BANCSHARES, INC.
(PARENT COMPANY ONLY)

CONDENSED STATEMENTS OF CASH FLOWS
YEARS ENDED JUNE 30, 2003, 2002 AND 2001

OPERATING ACTIVITIES	2003	2002	2001
Net income	$ 1,061,165	$ 1,165,700	$ 620,316
Adjustments to reconcile net income to net cash provided by operating activities:			
Distributions (less than) in excess of bank subsidiary income	(1,065,106)	7,930,755	405,596
Changes in operating assets and liabilities:			
Other assets	(11,301)	239,824	(259,752)
Accrued expenses and other liabilities	18,494	(194,647)	228,425
Net cash provided by operating activities	3,252	9,141,632	994,585
INVESTING ACTIVITIES:			
Purchase loans, net of repayments	33,132	(360,298)	--
Net cash provided (used) by investing activities	33,132	(360,298)	--
FINANCING ACTIVITIES:			
Dividends paid	(473,937)	(472,296)	(474,299)
Purchase of treasury stock, net	157,718	(7,562,533)	(1,038,686)
Net cash used by financing activities	(316,219)	(8,034,829)	(1,512,985)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(279,835)	746,505	(518,400)
CASH AND CASH EQUIVALENTS:			
Beginning of year	1,397,002	650,497	1,168,897
End of year	$ 1,117,167	$ 1,397,002	$ 650,497

19. OTHER COMPREHENSIVE INCOME

The amount of income tax expense or benefit allocated to each component of comprehensive income, including reclassification adjustments, are shown below:

	Year Ended June 30, 2003		
	Before Tax Amount	Tax Expense Amount	Net-of-Tax Amount
UNREALIZED GAINS ON SECURITIES:			
Unrealized holding gain on securities arising during period	$ 1,197,187	$ 417,844	$ 779,343
Less reclassification adjustment for (gains) losses included in net income	--	--	--
Other comprehensive income	$ 1,197,187	$ 417,844	$ 779,343

	Year Ended June 30, 2002		
	Before Tax Amount	Tax Expense Amount	Net-of-Tax Amount
UNREALIZED GAINS ON SECURITIES:			
Unrealized holding gain on securities arising during period	$ 2,544,652	$ 1,041,592	$ 1,503,060
Less reclassification adjustment for (gains) losses included in net income	(1,518)	--	(1,518)
Other comprehensive income	$ 2,543,134	$ 1,041,592	$ 1,501,542

	Year Ended June 30, 2001		
	Before Tax Amount	Tax Expense Amount	Net-of-Tax Amount
UNREALIZED GAINS ON SECURITIES:			
Unrealized holding gain on securities arising during period	$ 7,236,824	$ 2,894,756	$ 4,342,068
Less reclassification adjustment for (gains) losses included in net income	--	--	--
Other comprehensive income	$ 7,236,824	$ 2,894,756	$ 4,342,068



CORPORATE INFORMATION

DIRECTORS:

Vida H. Lampkin
Chairman of the Board

Charles T. Black
President and Chief Executive Officer

Bruce D. Murry
Retired Owner, Bruce's
Camden, Arkansas

Carl E. Parker, Jr.
General Manager, Camden Monument Co.
Camden, Arkansas

Clifford Steelman
Retired Human Resource Administrator,
Camden, Arkansas

F. Michael Akin
President, CEO – Akin Industries
Monticello, Arkansas

John G. Rich
Of Counsel, Eppenstein & Eppenstein
New York, New York

EXECUTIVE OFFICERS:

Paula J. Bergstrom
Senior Vice President, Chief Operations Officer and Secretary

Scott A. Swain
Senior Vice President and Chief Financial Officer

Henry Pryor
Senior Vice President and Chief Lending Officer

ANNUAL STOCKHOLDERS MEETING:

November 20, 2003 - 10:00 a.m.
Camden Country Club
1915 Washington Street SW
Camden, Arkansas 71701
Record Date – October 6, 2003

MAIN OFFICE:

237 Jackson Street, S.W.
Camden, Arkansas

BRANCH OFFICES:

4937 Highway 5 North
Bryant, Arkansas

1125 Fairview Road SW
Camden, Arkansas

610 West 4th Street
Fordyce, Arkansas

108 South Main Street
Sheridan, Arkansas

INDEPENDENT AUDITOR:

BKD, LLP
400 West Capital
Suite 2500, P.O. Box 3667
Little Rock, AR 72203-3667

GENERAL COUNSEL:

Robert S. Laney
P.O. Box 777
Camden, Arkansas 71711-0777

SECURITIES AND REGULATORY COUNSEL:

Stradley Ronon Stevens & Young, LLP
1220 19th Street, N.W., Suite 600
Washington, D.C. 20036

STOCK REGISTRAR & TRANSFER AGENT:

Registrar and Transfer Company
Cranford, New Jersey 07016-3572

Annual Report on Form 10-K:

A copy of the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2003, as filed with the Securities and Exchange Commission, will be furnished without charge to stockholders as of the record date for the 2003 Annual Meeting upon written request to: Corporate Secretary, HCB Bancshares, Inc., 237 Jackson Street, S.W, Camden, Arkansas 71701-3941.


HCB
BANCSHARES, INC.

[illegible] Jackson Street SW
Camden, Arkansas 71701-3941
(870) 836-6841